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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aggreko PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4659 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 5/21/03

82-4659

ARLS
12-31-02
03 MAY 20 AM 7:21











A world of difference

Aggreko plc Annual Report and Accounts 2002



aggreko

Aggreko provides portable power, temperature control and compressed air systems to companies around the world

Our vision is to be the leading global player in the specialist energy marketplace

CONTENTS

How Aggreko made a world of difference in 2002

The challenges of 2002 highlighted the strengths at the core of Aggreko's business. Millions of people across the world benefited from our ability to perform at the highest level. Our unique global infrastructure enabled us to respond to the challenges of the market and also to strengthen our relationships with multinational customers, wherever their location. As ever, our workforce was at the heart of our performance, delivering exceptional levels of commitment and creativity across the globe.

Performing at the highest level


NIPPON
明神智和
12
J-SUPPO

The ten Japanese venues for the 2002 FIFA World Cup wanted total reliability from their power supply, to ensure uninterrupted media coverage. The solution? They gave the contract to Aggreko.

Like the contestants in the events it powers, Aggreko has no margin for error. With an input that can be critical to the success or failure of an event, there are no second chances, no extra time, no runners-up prizes in Aggreko's work.

Sporting heroes. Olympic organisers. Even a government. They all relied on Aggreko to deliver the right result in 2002. Aggreko staff from all over the world came together to do just that.



On form at Salt Lake

Aggreko has a proven track record at the world's largest sporting events. At the 2002 Winter Olympics, we produced another gold-medal performance, supplying temporary power for critical functions like broadcasting, security and timing.


USA
SALT LAKE
2002
OFFICIAL SUPPLIER



'When you're spending millions of dollars to stage an event of such importance, you go with the best to make sure nothing goes wrong.'
Grant Thomas
Senior Vice President for Venues and Transportation, Salt Lake Organising Committee, 2002 Olympic Winter Games





Keeping the lights on in Colombo

Aggreko beat intense competition to win major contracts to supply emergency power to the Ceylon Electricity Board. Our project design and execution expertise, and the quality of our previous work in Sri Lanka were decisive factors.



Gaining global recognition as the ideal local partner

When there was a cooling tower breakdown at Shell's Moerdijk refinery in the Netherlands, the company turned to Aggreko. Our European temperature control team quickly provided the solution Shell needed, just as other Aggreko teams have done for Shell in other continents.

The Netherlands was just one of the 63 countries Aggreko worked in during 2002. Customers who are themselves global players – like Shell, understand the benefit of Aggreko's global infrastructure, that wherever they are, we have the right people and the right equipment close at hand. Global expertise, delivered locally.







Confidence that crosses continents
Another country, another part of the business, the same level of service. Shell Offshore's oilfield project in Soroosh, Middle East, needed a power package for a drilling rig. Aggreko supplied it.





'If global customers are confident in our ability to contribute to every part of their business, our own potential for global growth increases greatly.'
Robin James
Aggreko Global Team Leader – Shell Account Development Team



Another shot on target
For 12 years, Aggreko has supplied temperature control and power for the Shell Houston Open golf tournament – just one more facet in a customer relationship that spans the globe without losing the personal touch.





Seamless solutions on call
With its requirement for large amounts of heating, cooling and power, the refining and petrochemical business is the perfect industry partner for Aggreko. Shell and many others, benefit from Aggreko's seamless system integration and rapid response on both sides of the Atlantic. Whether in Houston or Moerdijk, this customer can ensure optimum production levels during periods of need.


aggreko

Inspiring people to do exceptional things



October 2002: Hurricane Lili hit south Louisiana. In the days before and after the storm, Aggreko staff from across the US went far beyond their job descriptions to send people and equipment to the area. With a combination of know-how, planning, creativity and true grit, our people battled to keep our customers' operations going under the toughest conditions.

Hurricanes are not an everyday aspect of Aggreko's work, but human endeavour is – whatever the job, whatever the conditions, our people will do whatever it takes to rise to the challenge.



BELFOR

Really working together

Aggreko LLC has an exclusive alliance with Belfor, the global market leader in restoration services, to offer complete recovery services. Together, the two companies offer a unique level of rapid-response and specialised help.

'Being number one in disaster restoration worldwide requires an extraordinary commitment on our part as the livelihoods of entire businesses and communities may be at stake. Expanding our relationship with Aggreko, gives us a partner whose own commitment we can count on every step of the way.'

Mark Davis
CEO, BELFOR USA



Breaking the boundaries of design

In launching the new GHP2 generator, Aggreko's designers have achieved a combination of flexibility and innovation that is unprecedented in our industry – a breakthrough for both us and our customers.


SINGAPORE


aggreko

Globally placed to use local knowledge

With our global network comes local expertise – an expertise that embraces local languages, culture and regulations, alongside the skills obtained by sharing best practices from all over the world.

Everyone at Aggreko is committed to making a difference in 2003 and beyond

Aggreko's combination of global infrastructure and on-the-ground know-how is already unique, and our customers recognise this. Our goal, moving forward in 2003 and beyond, is to build on that – to strengthen and deepen our relationships with our customer base, and create new opportunities and markets for both them and ourselves.

In terms of the conditions we work in and the solutions we provide, Aggreko's business is truly diverse. Yet the business is also united in its vision: to work together across the world to deliver consistent results and value to customers and shareholders alike.

FINANCIAL HIGHLIGHTS

Turnover £m


178.9
226.0
279.5
325.8
02

Diluted eps pence


9.48
12.27
14.40
15.70
02

Dividend per share pence


4.12
4.50
4.90
5.30
02

Capital Investment £m


65.6
78.2
84.1
99.1
02

Shareholders' Funds £m**


72.8
95.5
131.0
162.2
02



Philip Rogerson *Chairman*

Overview

In terms of trading, 2002 has been a difficult year for Aggreko. While we registered solid growth in Europe and had an excellent performance from our International operation, the fall in profitability in our North American business resulted in a reduction of 19.8% in Group operating profit to £61.2 million. This is based on revenue of £340.1 million, up 4.4% on the prior year. Group pre-tax profits fell by 17.9% to £55.1 million, with diluted earnings per share falling by 17.1% to 13.02 pence. In constant currency terms, revenue grew by 6.5% while operating profits fell by 17.3%. Included in the revenue number is £15.3 million of fuel flow-through revenue related to contracts in Sri Lanka. Stripping out the fuel impact, Group revenue was 0.3% behind 2001, but 1.8% ahead of last year in constant currency terms.

Despite the challenges of the year, there were a number of positives. We continued to develop our business on a global basis, working in some 63 countries and expanding our geographical coverage; successfully developing our Spanish acquisition; and executing our first contracts in South America since establishing our base in Uruguay in early 2002. The diversity of the projects undertaken, together with the progress made with key global customers, illustrates the strength of our service offering. This strength was further demonstrated by the award of the contract to provide power and heating for the St Moritz World Ski Championships in 2003, largely based on our successful execution of the Salt Lake City Winter Olympics contract in early 2002.

Our net borrowings reduced by £16.0 million during the year, largely as a result of decisive action taken early in the year to reduce capital expenditure – down to £59.4 million in 2002 from the £99.1 million invested in the previous year – demonstrating our ability to adjust the business quickly to reflect changes in market conditions. Aggreko continues to manage its fleet on a global basis, by re-positioning equipment in different parts of the world in response to business opportunities. This strength was clearly demonstrated during the year with over a quarter of North America's fleet being transferred out of the region, much of it to International. This flexibility remains a major strength of our business and is something unique to Aggreko. Capital expenditure for the year included £6.1 million relating to our information systems initiative which, over the next few years, will enable us to operate and manage the business from a common integrated systems platform. This will offer benefits to Aggreko in terms of global customer and fleet management, as well as potential cost efficiencies.

Aggreko's financial position remains strong, demonstrated by interest cover in excess of 10 times. Towards the end of the year the Board exercised its powers – in the interest of shareholder value – to purchase 600,000 shares in the market, at a price of £1.20, costing £0.7 million. While the Board remains committed to investing in and growing the business, it will seek to renew the authority to purchase up to 10% of the Company's issued ordinary share capital at the Annual General Meeting.

In 2002 Aggreko worked in

63 countries



The Board is recommending a final dividend of 3.35 pence per ordinary share which, when added to the interim dividend of 2.20 pence, gives a total for the year of 5.55 pence per ordinary share, representing a 4.7% increase on 2001 and reflecting the financial strength of the business and its long-term prospects. Subject to approval by shareholders, the final dividend will be paid on 23 May 2003 to ordinary shareholders on the register as at 25 April 2003, with an ex-dividend date of 23 April 2003.

Board Changes

2002 ended on a tragic note for Aggreko, with the death of our Chief Executive, Phil Harrower in a car accident on 30 December. Phil had assumed the responsibilities of Chief Executive on 1 January 2002 and was close to completing his first full year in the position. Despite the challenges of 2002, Phil had made an enormous impact in a very short period of time. His enthusiasm, energy and commitment were unbounded and, over his 19 years with the business, he played a leading role in developing Aggreko into what it is today. He will be missed not only by Board colleagues, but also by every employee in Aggreko. Our thoughts are with his family.

A search is currently ongoing for a successor to Phil and, until his successor is in place, I have assumed the responsibilities of Chief Executive supported by my Executive colleagues. Aggreko has a very strong management team which will ensure that the business continues to progress. I am also grateful for the determination and commitment demonstrated by our employees since the tragic accident.

During the year, two new Non-executive Directors were appointed to the Board. As reported in last year's Annual Report and Accounts, Nigel Northridge joined the Board on 14 February 2002. The Board was further strengthened with the appointment of Roy McGlone as a Non-executive Director on 2 September 2002. Roy – who is Chief Executive of BBA Group plc – has considerable international business experience and brings an added perspective to the Board.



***Phil Harrower** (1957-2002)*

Phil Harrower joined Aggreko in 1983 as Scottish Rental Manager. In 1986 he moved to the USA as a key member of a small team charged with the responsibility of developing the Company's activities in North America. Over the succeeding 12 years, Aggreko's business in North America grew rapidly from one location and 18 people to over 50 locations employing almost 900 people. In January 1998, he was appointed as President of Aggreko Inc. and as an Executive Director of Aggreko plc. On 1 January 2001 he became Group Managing Director and on 1 January 2002, was appointed as Group Chief Executive.

North America

Our North American business had a poor year, with revenue falling by 16.8% to $193.5 million and trading profit down on the prior year by 52.2% to $25.9 million. This resulted in a trading margin for the year of 13.4% – a fall of 11.1 percentage points on 2001.

Trading conditions were difficult throughout the year. This difficulty was exacerbated by the absence of any work related to power shortages or multi-megawatt peak-shaving related projects, which had been a consistent feature of the business in the previous few years. Combined with an over-supply of power equipment in the market, we experienced falls in utilisation across our power products, together with general downward pressure on prices. More generally, the weak economic conditions in North America meant that the levels of base business were also subdued, although there were signs of stabilisation towards the end of the year.



Global technology centre open for business
A key part of the Strategic Technology Initiative, this centre links Aggreko's world locations together enabling it to operate and manage its customers and fleet from a common integrated systems platform.

In response to these conditions, a number of actions were taken to reduce the North American cost-base. During the year, over a quarter of the North American fleet was transferred to other regions – primarily International. In addition, there has been a reduction of around 17% in the North American workforce, as well as a rigorous cost review, to re-align the business in line with expected activity.

In contrast to power rental revenue which fell by 16.8%, temperature control rental revenue remained broadly flat on 2001, and oil-free air rental revenue grew by 4.2%. The temperature control business continued to benefit from creative applications – developed mainly to service our Energy Alliance Partnership customers – as well as a good performance from our industrial cooling tower business. There is considerable potential for Aggreko to develop its process services business during the coming year, leveraging our creative applications capability. The oil-free air business continued to progress as we benefited from our strategic alliance with Ingersoll-Rand, as well as the entry into high-pressure air which will offer future growth opportunities. In the entertainment arena as a whole, we maintained our pre-eminent position with another Super Bowl, a host of major films – including Terminator III, The Italian Job and Far Side of the World – and the provision of power for horse racing's Breeders' Cup.

Our North American business remains strong with unique capabilities, as demonstrated by the successful execution of the Salt Lake City Winter Olympics contract earlier in the year. I am confident that we have the capacity to develop our North American business further, with opportunities to take advantage of the strong depot network and well-established customer base. Whilst we do not see any significant short-term improvement in the trading environment, the measures that we have taken in 2002 mean that we are well positioned to capitalise on opportunities as they arise.

Europe

Our European business had a good year in 2002, with revenue increasing by 10.6% on 2001 to €163.4 million. Trading profits grew by 9.8% to €30.1 million resulting in a trading margin of 18.4%, which was broadly in line with the trading margin of 18.6% in 2001.

The United Kingdom – which is our largest European operation – performed well, registering good growth fuelled by strong performance in a variety of industrial sectors as well as utilities and entertainment. We successfully completed a number of high profile film contracts, as well as seeing growth in the events market as a whole. The trading environment in Continental Europe was mixed, with economic uncertainty having the greatest impact on our German and French businesses. The French management team has been strengthened however, and we are well-positioned to capitalise on future opportunities in both countries.

In terms of our other European regions, Scandinavia and Benelux both registered solid growth, with the performance in Sweden being the highlight. Our performance in Spain was particularly noteworthy, following the small acquisition of Compresores Esteve S.A. in January 2002, and



Innovative solutions for our customers
A recent addition to North America's Energy Alliance Partnership programme resulted in an eight month project providing 21,000 CFM of compressed air using our new co-developed Ingersoll-Rand units.

we now have a strong base from which to develop the Spanish business. Our major projects business in Europe also had a good year, growing significantly over 2001 as a result of a number of major utility related projects.

The three product groups all registered solid growth. Power rental revenue grew by 12.3%, primarily as a result of major projects, and a strong performance from the United Kingdom depots. Temperature control rental revenue grew by 10.7%, fuelled by growth in creative applications, while oil-free air rental revenue grew by 3.9%, largely from the industrial sector. All three products benefited from the growing emphasis on customer partnership programmes.

During the year we launched GHP2 – our new industry-leading canopied generator – which has been well received in the market. The successful launch and future roll-out – both in Europe and globally – reflects the talent of our design and assembly operation based in Dumbarton, Scotland, which ensures that Aggreko's product range will remain at the forefront of the industry in the years to come.

Our European business continues to progress well and is capable of developing further, with a focus on geographic expansion, operational excellence and capitalising on our customer partnership programmes.

International

Aggreko International Power Projects (AIPP), together with the International depot network in the Middle East, Australasia and Singapore, had an excellent year with headline revenue of £108.6 million, up 55.5% on prior year, and trading profit increasing by 34.4% to £22.0 million. Stripping out the £15.3 million of fuel flow-through revenue relating to the Sri Lankan contracts, revenue was £93.3 million and 33.7% ahead of 2001. The headline trading margin was 20.2%, which was 3.2 percentage points lower than prior year but – again, eliminating the fuel flow-through – trading margin was slightly higher than 2001 at 23.7%.

During the year Aggreko International performed work in over 35 countries – more than ever before. With respect to AIPP, the development of end-user business and the growth in utility power projects were key features of 2002. The biggest project was our return to Sri Lanka with 200MW of power, and this was complemented by other utility projects in the Caribbean, Southern and Western Africa and the Middle East.

We also worked on projects with major end-users such as Fluor Daniel, Kellogg Brown & Root, Phillips Petroleum and other global companies in a wide variety of markets: from an oil refinery in Morocco to the conversion and commissioning of two floating oil production, storage & offloading facilities in Brazil; from gold mines and cement plants in West and Central Africa to the commissioning of a thermal power station in Malaysia. In the oil and gas sector we completed many projects relating to the fabrication and commissioning of rigs and vessels, particularly in Singapore, Dubai and Korea, and provided power for camps and oil production



Expanding the depot network
Our European business had a good year with all three product groups registering solid growth. A new base in Spain gives us further scope to develop the Spanish business.

facilities in remote areas of Africa. Furthermore, we successfully executed our World Cup soccer contract where we provided the primary power for the broadcasting facilities at the 10 stadiums across Japan.

In addition to the success of our projects business, our International depots also performed well. The business in the Middle East was particularly strong, benefiting from the high levels of infra-structure, oil and gas, and military activity in the region. During the year we launched our temperature control services in Singapore, while our Australian business continued its solid progress with the development of a new mine-cooling application being one of the highlights.

We have expanded our geographic reach across Africa, Asia, the Middle East, Australia and South America, and we continue to strengthen our sales and operations capability in these markets, to ensure that we maximise the significant growth potential that they offer to Aggreko over the coming years.

Employees

We have continued to invest in people – with a particular emphasis on trainee and apprenticeship programmes – helping to shape our future. A consistent set of global operating standards, in respect of health, safety and the environment, is being rolled out across the Group with all employees being made aware of our commitment in this area. We continued our drive to minimise work-related incidents, and re-emphasise our commitment to health and safety.

Outlook

We do not expect any immediate improvement in trading conditions around the world. The ongoing macro-economic and political uncertainty means that we will continue to adopt a prudent approach to capital expenditure which is likely to be only slightly ahead of depreciation, with the bulk of the spend being in the first half of the year to mirror the profile of the business. The absence of the contribution from the Salt Lake City Olympics and the World Cup will impact the first half results in 2003 but, for the year as a whole, some progress should be achievable on an underlying basis.

We continue our drive to maximise the opportunities presented by the criticality of energy, the trend to out-sourcing and the global nature of our customer base. Geographic expansion, product development, market creation, and the ability to sell and market globally but execute locally, remain key elements of our strategy.



Philip G. Rogerson
Chairman
27 February 2003



Launch of temperature control services in Singapore
We achieved success in Singapore with a 3,000 kW low temperature cooling project with one of the world's leading manufacturers of petroleum additives for the fuels and lubricants industry.



Shaping our future
We have continued to invest in people – with a particular emphasis on trainee and apprenticeship programmes.


Angus Cockburn *Finance Director*

The trading results for the fifty-three weeks to 31 December 2002 are discussed in the Chairman's statement. This financial review provides information on accounting, treasury, taxation and other matters.

Overview

Earnings per Share

The diluted earnings per share for the year were 13.02 pence, a decrease of 17.1% on the 2001 figure of 15.70 pence. Basic earnings per share for the year of 13.03 pence represent a decrease of 17.4% over the 2001 figure of 15.77 pence.

Shareholders' Funds

Shareholders' funds increased by £11.4 million to £173.6 million, represented by the net assets of the Group before net debt, of £290.8 million and net debt of £117.2 million. The movements in Shareholders' funds are analysed in Table 1 below.

Cashflow and Net Debt

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortisation) for the year amounted to £117.0 million, down 9.0% on 2001. The net cash inflow from operating activities during the year totalled £105.3 million (2001 – £123.3 million), which funded the capital expenditure of £59.4 million, down £39.7 million on 2001. Net debt decreased by £16.0 million during the year, reflecting the lower level of capital investment, together with lower levels of taxation and interest, partially offset by working capital movements.

Financial Position

As a result of the decrease in net debt, gearing (net debt as a percentage of equity) at 31 December 2002 reduced to 68% from 82% at 31 December 2001 (as restated for the impact of Financial Reporting Standard (FRS) 19 'Deferred Tax').

The net interest charge for the year was £6.1 million, a decrease of 33.8% on 2001, reflecting the lower level of net debt during the year combined with lower interest rates. Interest cover remains strong at 10.1 times, compared to 8.4 times in 2001. Dividend cover is also healthy at 2.4 times compared with 3.0 times in 2001.

The net operating assets of the Group at 31 December 2002 total £328.0 million, down £7.2 million on 2001 – principally as a result of exchange. The resulting returns on average net operating assets remain solid at 18.4%, albeit down from 24.6% in 2001.

Table 1 *Movements in Shareholders' Funds*

	£ million	£ million
As at 1 January 2002[1]		162.2
Profit for the financial year	35.0	
Dividend[2]	(14.9)	
Retained earnings		20.1
New share capital subscribed[3]		0.1
Share buy-back (including costs)[4]		(0.7)
Exchange		(8.1)
As at 31 December 2002		**173.6**

[1] As restated for the implementation of FRS 19 'Deferred Tax'.

[2] *The proposed final dividend for 2002 is 3.35 pence per ordinary share which, when added to the interim dividend of 2.20 pence gives a total for the year of 5.55 pence (2001 – 5.30 pence).*

[3] Ordinary shares issued during 2002 to satisfy exercise of options were 40,577.

[4] 600,000 shares were purchased for *cancellation under the share buy-back programme.*

Currency Translation

As the Group does not look to protect the sterling values arising on the translation of overseas turnover and operating profits, the effect of changes in the sterling value, compared to 2001, on the translation of the results of the Group's overseas operations was to decrease turnover and operating profit by £7.1 million and £1.9 million respectively. Set out in Table 2 are the principal exchange rates used to translate the Group's overseas profits and net assets.

Treasury

Role of group treasury

The Group's treasury function is managed centrally to support the operating activities of the Group. Its primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions.

Management of foreign exchange risk

The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate to hedge net currency flows.

In order to reduce the currency risk arising on its net investments the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies affecting the Group, namely US dollar, sterling and euro.

Management of interest rate risk

The Group's borrowings of £124.7 million at 31 December 2002 were principally drawn under bank facilities at floating rates. In order to manage interest rate risk, the Group uses interest rate swaps where appropriate to vary the mix of fixed and floating rates. At 31 December 2002 debt of £63.2 million, after interest rate hedging activity, was at fixed rates of interest. This results in a fixed to floating rate net debt ratio of 54:46.

Management of funding and liquidity risk

The Group maintains sufficient facilities to meet its normal funding requirements over the medium term. These facilities are primarily in the form of bank borrowings arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations.

Table 2 Currency Translation — Source: Reuters

(Per £ sterling)	**2002**		2001	
	Average	**Year End**	Average	Year End
Principal Exchange Rates				
United States $	**1.5046**	**1.6028**	1.4404	1.4484
Euro	**1.5895**	**1.5387**	1.6076	1.6425
Other Operational Exchange Rates				
UAE Dirhams	**5.5261**	**5.8868**	5.2894	5.3200
Australian $	**2.7637**	**2.8371**	2.7826	2.8423

Management of counterparty credit risk

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amount and duration based on the credit rating of the relevant counterparty.

Financial Indicators

The financial indicators, which when taken together are a measure of performance and the efficiency of the finance and risk management structures in place, are shown in Table 3.

Taxation

The Group's taxation charge of £20.1 million comprises taxation payable on the Group's profit on ordinary activities. The Group's effective taxation rate for 2002 was 36.5% (2001 – 37.0%) reflecting the geographic mix of profit generation.

The Group has adopted FRS19 in these Accounts. Previously provision for deferred tax was only required to the extent that it was probable that a liability would crystallise in the foreseeable future, whereas FRS19 requires full provision for deferred tax. Accordingly, the net assets of the Group have been adjusted as at 31 December 2001. There has been no effect on prior period or current period results and the Group's cash position is not affected by the deferred tax element.

Pensions

The UK defined benefit pension scheme was closed to new employees joining the Group after 1 April 2002. A Group Personal Pension Plan is now being offered to UK employees joining the Group.



Angus G. Cockburn
Finance Director
27 February 2003

Table 3 *Financial Indicators*

	2002	2001
Interest Cover	**10.1 times**	8.4 times
Net Debt/Equity	**68%**	82%[1]
Net Debt/EBITDA	**100%**	103%
Average Cost of Debt	**4.4%**	6.4%
Effective Tax Rate	**36.5%**	37.0%

Note 1 – The Net Debt/Equity figure for 2001 has been adjusted for the implementation of FRS 19.

As a truly global enterprise, we are fully aware of our global responsibilities. These responsibilities are extensive – from protecting the environment throughout the continents in which we work, to safeguarding the health and safety of our employees; from reducing noise pollution to ensuring integrity and honesty in our business dealings. In these and many other ways, it is Aggreko's objective to operate worldwide in a safe and responsible manner.

Aggreko and the environment

Aggreko's equipment is designed to function in all continents and all types of terrain. By careful design and use of the most suitable technology, we also aim to minimise the environmental impact of that equipment in every continent and every terrain in which we operate.

All Aggreko's equipment and solutions are designed to comply with applicable laws, regulations and industry standards wherever we operate in the world. In effect, this means they comply with the laws, regulations and standards of the most stringent jurisdictions in which we do business, and therefore go far beyond the levels required in many others.

Our commitment to the environment is also evident at a more strategic level. The key features in our company-wide Environmental Policy include:

- *considering environmental issues in the design, maintenance and operation of our equipment;*
- *promoting and demonstrating our commitment to pollution prevention;*
- *working with suppliers, customers and subcontractors to develop more sustainable products and services; and*
- *integrating environmental considerations into all relevant business decisions.*

In 2002 a tangible example of the way in which environmental protection is integral to product design was the launch of the GHP2 rental generator, the result of 18 months of customer consultation and design development. The design builds on Aggreko's first-generation greenpower design and offers low-exhaust emissions that meet Europe's and California's emission standards, a save-all base to protect against fuel, oil and coolant leakages; and an extremely low sound power level.

Health and safety

Just as our corporate responsibility policies respect places, so too do they respect people – both our own people and the people impacted by our operations. It is Aggreko's objective to safeguard the health and safety of our employees, our customers and the communities in which we work.

Among the key features of Aggreko's Health and Safety Policy are:

- *considering health and safety issues throughout the design, maintenance and operation of our fleet;*
- *supplying safe and reliable products and services to the marketplace;*
- *timely communication of our business activities and the risks associated with our operations to employees, customers, governments and the communities in which we operate;*
- *working diligently to prevent all incidents by engaging with employees and educating them in the implementation of our policy; and*
- *integrating health and safety considerations into all relevant business decisions.*



Clean, quiet and convenient

So quiet is Aggreko's GHP2 generator that the combined noise level of several of these machines would be quieter than the noise of the average machine in today's rental market. As a result, GHP2 can now power events where, previously, the use of generators might have been impossible.

Reduced noise pollution is not GHP2's only environmental benefit. Low-exhaust emissions and a base that prevents fuel and coolant leakages mean GHP2 offers higher levels of protection all round – for both people and places.

A company-wide system

In 2002 Aggreko's environmental, health and safety managers from across our regions and divisions joined together to create the Global EH&S Management System (GEMS).

The task for 2003 is to drive forward the implementation of GEMS on the frontline of our business – for it is here, on the ground, that the greatest environmental and personal injury risks lie.

At the core of GEMS is a Best Operating Practice document that will be distributed to every Aggreko employee worldwide in the first half of 2003.

Most of the GEMS components are already in place, either regionally or globally. In addition to our Global Environmental, Health & Safety Policy, they include:

- *a uniform accident and incident data collection system;*
- *global key performance indicators for environmental, health and safety issues;*
- *the implementation of monitoring and measuring tools for those key performance indicators; and*
- *the incorporation of environmental, health and safety issues into our selling process.*

This new system gives us a comprehensive but practical tool that is truly global, a single vision for corporate responsibility that can be applied throughout the entirety of our operations.

Corporate ethics

Aggreko has a reputation for delivering innovation, performance and solutions. Also at the heart of our long-term success is something less tangible, less easily illustrated with figures or case studies. This key element is integrity and honesty in our business dealings, a factor that contributes to our long-term relationships with customers.

All Aggreko employees are expected to behave ethically in their work, and our expectations of them are set out in a Corporate Ethics Policy. The objective of the policy is to make Aggreko a good company to work for, to maintain our reputation for exceptional customer service, and to ensure the business is managed to a consistently high standard.

Employees who suspect any breaches of the Corporate Ethics Policy are encouraged to speak up, and their confidentiality and position is protected if they do so.

Managing the policy

Responsibility for ensuring that Aggreko's Environmental, Health and Safety Policy is implemented and monitored lies with a nominated member of the Board. In addition, the Board of Directors of Aggreko plc will ensure that the necessary organisation and resources exist to facilitate the achievement of Aggreko's environmental, health and safety goals. It is also the responsibility of each and every Aggreko employee to implement the policy and live up to its commitments.



Best Practice goes global

The core of GEMS is the Best Operating Practice (BOP) document completed in 2002. Regional GEMS managers reviewed every known GEMS procedure and compiled a single Best Practice document. With every employee, in every permanent and project location worldwide, receiving a copy of the BOP, Aggreko is integrating GEMS into the philosophy of Aggreko worldwide, at every level of the business.

Philip Rogerson † (58) Chairman
Philip Rogerson is Chairman of Viridian Group plc. He was Deputy Chairman of BG plc (formerly British Gas plc) until February 1998 having been a Director since 1992. Prior to joining BG plc he spent 14 years with ICI, latterly as General Manager – Finance. He is also Chairman of Project Telecom plc and Chairman or a Non-executive Director of a number of other companies. He joined the Board of Aggreko plc prior to demerger in September 1997 and succeeded Chris Masters as Chairman on 24 April 2002. On 30 December 2002, he also assumed the responsibilities of Group Chief Executive until a new appointment is made.

Angus Cockburn (39) Finance Director
Angus Cockburn, a Chartered Accountant, joined Aggreko on 1 May 2000 as Finance Director. He was previously Managing Director of Pringle of Scotland, a division of Dawson International PLC, having joined that company in 1997 from PepsiCo Inc. At PepsiCo he spent five years in various positions, latterly as Regional Finance Director for Central Europe based in Budapest. He has worked with KPMG both in the UK and in the USA and has an MBA from the IMD Business School in Switzerland.

Derek Shepherd (60) Managing Director – International
Derek Shepherd, a Chartered Engineer, left his position as Managing Director of Taylor Woodrow Nigeria to become International Managing Director of Gammon (HK) in Hong Kong and joined Aggreko in 1988 as Managing Director of the UK business. He was appointed Director of Aggreko Europe in 1991 and became Managing Director the following year. He joined the Board on demerger in September 1997. In March 1999 he was given responsibility for Aggreko International Power Projects together with the Company's activities in the Middle East, Australia, Asia Pacific Region and more recently South America. He is based in Dubai, United Arab Emirates.

Hendrik Jan Molenaar (38) Managing Director – Europe
Hendrik Jan Molenaar, a Dutch national, joined Aggreko in 1992 as European Business Development Manager, having gained an MBA from Nijenrode University in the Netherlands. In 1995 he was appointed General Manager Middle East and headed up the rapid development of the Company's business in the United Arab Emirates, Oman and Saudi Arabia before returning to Europe in early 1999 to take responsibility for the UK operations. In November 1999 he was appointed European Operations Director and in February 2001 he became European Managing Director and was appointed an Executive Director of Aggreko plc.


Rogerson


ckburn


Hendrik Jan

George Walker ***(45) President – Aggreko North America***
George Walker, a United States citizen, joined Aggreko in 1987 when the Company initially entered the temperature control business through the acquisition of Mobile Air-Conditioning Inc. where he was Controller and then Vice-President. George, a graduate of the University of Texas, became a Vice-President of Aggreko Inc. in 1988 and was appointed Executive Vice-President in 1997. On 1 January 2001 he succeeded Phil Harrower as President of Aggreko North America and was appointed an Executive Director of Aggreko plc in January 2001.

Nigel Northridge **** § † (47) Senior Independent Non-executive Director***
Nigel Northridge was appointed as Chief Executive of Gallaher Group Plc in January 2000, having started his career with that business in 1976 as a trainee manager. Over his 27 years with Gallaher he has held a wide range of senior positions including Divisional Director Iberia, General Manager Europe and, prior to taking up his present position, Group Sales and Marketing Director. He joined the Board of Aggreko plc on 14 February 2002.

Andrew Salvesen **** § † (55) Non-executive Director***
Andrew Salvesen was a Non-executive Director of Christian Salvesen PLC between 1989 and the demerger in September 1997, when he was appointed to the Board of Aggreko plc. He had more than 20 years' experience with Christian Salvesen, including being Managing Director of Christian Salvesen's former Oilfield Technology operations. He is a Non-executive Director of Smedvig ASA, Chairman of Roxar ASA and a Member of Council of The Sail Training Association.

Roy McGlone **** § † (49) Non-executive Director***
Roy McGlone joined the Board on 2 September 2002. He is Chief Executive of BBA Group plc, having previously held the position of Group Finance Director. A chartered accountant , he qualified with Price Waterhouse and subsequently held positions with Meggitt plc and BICC plc.

Paul Allen ***(54) Company Secretary***
Paul Allen, a Chartered Accountant, was Divisional Accountant of Christian Salvesen's Industrial Services division at the time of the Aggreko acquisition in 1984. In 1986, following the acquisition of the North American business he became Financial Controller of Aggreko North America. He returned to the UK in 1993 and became Head of Finance for Aggreko in 1994. He was appointed Company Secretary on demerger in September 1997.

Board Committees Membership
* Audit § Remuneration † Nomination



George Walker







Results and Dividends

The profit for the financial year after taxation was £35.0 million (2001 – £42.3 million).

An interim dividend of 2.20 pence per ordinary share was paid on 22 November 2002 and the Directors now recommend a final dividend of 3.35 pence per ordinary share payable on 23 May 2003, making a total for the year of 5.55 pence per ordinary share (2001 – 5.30 pence). The total cost of these dividends amounts to £14.9 million (2001 – £14.2 million).

The balance of the retained profit for the financial year of £20.1 million (2001 – £28.1 million) has been transferred to reserves.

Share Capital

Details of the changes in issued share capital during the year are shown in Note 19 to the Accounts.

Principal Activities

The principal activities of the Group, significant changes in those activities and an indication of likely future developments are described in the Chairman's Statement and Operating Review on pages 10 to 14. Principal subsidiary undertakings are listed in Note 25 to the Accounts.

Directors

The Directors of the Company and their biographical details are set out on pages 20 and 21.

Mr P J Harrower died in a tragic accident on 30 December 2002. Phil Harrower joined Aggreko in 1983 as Scottish Rental Manager. In 1986 he moved to the USA as a key member of a small team charged with the responsibility of developing the Company's activities in North America. Over the succeeding 12 years, Aggreko's business in North America grew rapidly from one location and 18 people to over 50 locations employing almost 900 people. In January 1998, he was appointed as President of Aggreko North America and as an Executive Director of Aggreko plc. On 1 January 2001 he became Group Managing Director and on 1 January 2002, was appointed as Group Chief Executive.

Mr R V McGlone was appointed on 2 September 2002 and is obliged to retire at the forthcoming Annual General Meeting and, being eligible, offers himself for election.

Mr A C Salvesen and Mr A G Cockburn retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

All of the Directors have service agreements or letters of appointment and the details of their terms are set out in the Remuneration Report on page 30. No other contract with the Company, or any subsidiary undertaking of the Company, in which any Director was materially interested subsisted during or at the end of the financial year.

A statement of Directors' interests in the share capital of the Company at the end of the financial year is given on pages 34 and 35.

Donations

During the year the Group contributed £53,269 (2001 – £33,951) in terms of cash, employees' time and other services to a range of charitable, community and arts organisations. Of this total £27,920 (2001 – £19,284) was donated to registered UK charities.

No political donations were made during the year (2001 – Nil).

Employees

The Group continues to operate team briefings throughout its business to keep employees informed of developments and plans, both in their own operations and in the Group as a whole. Employees have access to the 'Aggreko Resource Centre', an Intranet based system which provides them with a wide range of information on the activities of the Group around the world. The annual and interim results are publicised extensively throughout the business and are made available to all employees.

The Aggreko Savings-Related Share Option Scheme (Sharesave) was launched in 1998 and currently more than a third of employees with over six months service participate in this scheme. A substantial number of employees have shareholding interests built up through Sharesave and other schemes.

The Group's policies for recruitment, training, career development and promotion of employees are based on the suitability of the individual and give those who are disabled equal treatment with the able-bodied. Where appropriate, employees disabled after joining the Group are given suitable training for alternative employment with the Group or elsewhere.

Supplier Payment Policy

It is the Group's policy to settle the terms and conditions of payment with suppliers when agreeing each transaction, to ensure that suppliers are made aware of these terms and, in practice, providing the supplier meets its contractual obligations, to abide by them. In overall terms, the Group had approximately 38 days credit outstanding as at the balance sheet date.

Annual General Meeting

The Company's Annual General Meeting will be held on Wednesday 30 April 2003 at the Hilton Hotel, 1 William Street, Glasgow and the notice of this meeting is set out on pages 57 and 58.

Special Business

Directors' Fees

Resolution 8 proposes that the Company exercises its power under Article 96 of its Articles of Association to increase the aggregate amount of annual fees payable to its Directors from £200,000 to £300,000. The Board believes that this increase is required in order to allow sufficient fees to remunerate its Non-executive Directors as the existing limit for fees was set in 1997 and during 2002 the role of Chairman became Non-executive.

Executive Share Option Schemes

Resolution 9 proposes minor amendments to the Executive Share Option Schemes the effect of which will be that options may be granted to participants up to six months prior to their expected retirement date, as opposed to two years as is currently the case. This proposed change is explained more fully on page 33 of the Remuneration Report.

Power to Allot Securities

Resolution 10 proposes, as an ordinary resolution, to authorise the Directors to exercise the powers of the Company to allot relevant securities. This resolution is limited to shares with a nominal value of £16,380,000, which is approximately 30% of the issued share capital, and replaces the authority granted by Shareholders on 29 April 1998 which will expire on 28 April 2003. The authority under this resolution would expire on the earlier of 29 April 2008 and the date of the Annual General Meeting in that year.

Allotment for Cash

Resolution 11 proposes as a special resolution to disapply the statutory pre-emption rights of Shareholders on allotment of equity securities for cash up to a limit of a total of shares with a nominal value of £2,678,000, being approximately 5% of the current issued share capital.

The resolution also disapplies these rights to the extent necessary to facilitate rights issues. The authority under this resolution would expire on the date of the Annual General Meeting in 2004 or on 29 July 2004, whichever is the earlier. This resolution is on the same basis as approved last year and the Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Purchase of Own Shares

The final item of special business is the Directors' recommendation that Shareholders renew the authority of the Company to purchase its own ordinary shares as permitted under Article 7 of its Articles of Association. Accordingly, Resolution 12 will be proposed as a special resolution seeking authority to make such purchases in the market. The Directors will only use such authority when they consider it to be in the best interests of Shareholders generally and an improvement in earnings per share would result. Any ordinary shares purchased under this authority will be cancelled and the number of ordinary shares in issue will be reduced accordingly.

Resolution 12 specifies the maximum number of ordinary shares which may be purchased (representing approximately 10% of the Company's existing issued ordinary share capital) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the Companies Act 1985 and of the Financial Services Authority, as set out in the Listing Rules. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Notifiable Interests

As at 19 February 2003 the Company had received notifications of the following shareholdings in excess of 3% of the issued ordinary share capital:

Name of Shareholder	Number of Shares	%
Deutsche Bank AG, Frankfurt†	36,440,636	13.61
A E H Salvesen*	14,955,051	5.58
FMR Corp. and Fidelity International Limited†	13,533,802	5.05
Legal & General Investment Management Limited	8,773,120	3.28

†including direct and indirect subsidiary company interests
*including immediate family and trustee interests

The Directors are not aware of any other material interests amounting to 3% or more in the share capital of the Company.

Auditors

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors on 25 February 2003, and the Directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation.

Special notice has been given that a resolution re-appointing PricewaterhouseCoopers LLP as the Company's auditors will be proposed at the Annual General Meeting.

By order of the Board

A Paul Allen
Secretary
27 February 2003

Company law requires the Directors to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts; and
- prepare Accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for the Group's system of internal control and safeguarding its assets and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that these Accounts comply with the foregoing requirements.

Introduction
The Board remains committed to high standards of corporate governance and supports the Principles of Good Governance and Code of Best Practice (the 'Code') issued by the Financial Services Authority as an Appendix to its Listing Rules. This statement describes how the principles of the Code are applied and reports on the Group's compliance with the Code Provisions.

Board Meetings and Responsibilities
Corporate governance is the responsibility of all Directors. In addition to meeting regularly, at least six times a year, separate strategic discussions take place. Amongst the matters reserved for decision by the full Board are strategic policy, acquisitions and disposals, capital projects over a defined limit, annual budgets, new Group borrowing facilities and significant changes to employee benefit schemes.

There is a distinct and defined division of responsibilities between the Chairman and the Group Chief Executive. The Chairman is primarily responsible for the effective working of the Board and the Group Chief Executive is responsible for the operational management of the business and for the implementation of the strategy agreed by the Board. However, it should be noted that following the tragic death of Mr P J Harrower on 30 December 2002, the Chairman assumed the responsibilities of Group Chief Executive until the appointment of a new Group Chief Executive. It is intended to restore the division of responsibilities between the Non-executive Chairman and Group Chief Executive as soon as a new Group Chief Executive can be appointed.

Independent Directors
The Board currently comprises a Chairman, who is also acting as Group Chief Executive, four Executive Directors and three Non-executive Directors and their details are set out on pages 20 and 21. The Non-executive Directors bring a wide range of experience to the Company and are considered by the Board to be independent. Mr A C Salvesen was formerly Managing Director of a subsidiary within the Christian Salvesen Group (as described on page 21), however, he has not been employed in an executive capacity by either Christian Salvesen or Aggreko since 1989. Mr N H Northridge has been appointed as the senior independent Director and together with the two other Non-executive Directors provides a strong and independent element on the Board.

Re-election of Directors
One third of the members of the Board must retire by rotation each year and may offer themselves for re-election if eligible. The Board has also resolved that all of its members must submit themselves for re-election at regular intervals of at least every three years. Any Director appointed by the Board will be subject to election by Shareholders at the first opportunity after his or her appointment and will not be taken into account in determining the Directors who are to retire by rotation at that meeting.

Standing Committees
The Board has standing Audit, Remuneration and Nomination committees, the membership of which is detailed on pages 20 and 21. Each committee reports to, and has its terms of reference approved by the Board and the minutes of the committee meetings are circulated to and reviewed by the Board.

The Audit Committee is currently comprised of three Non-executive Directors. It meets at least three times a year under the chairmanship of Mr R V McGlone who succeeded Mr P G Rogerson on 19 December 2002. Although they are not members, the Group Chief Executive, Finance Director, Head of Internal Audit and the external Auditors normally attend these meetings. Both the internal and external Auditors have direct access to the Committee Chairman at all times. The nature and scope of the audit are discussed with the external Auditors in advance and any matters arising from their work and the Accounts are reviewed. The Committee also aims to ensure that the internal audit function is adequately resourced and has appropriate standing within the Group, reflecting the determination of the Board to ensure that internal financial control procedures are of a high standard. Written and verbal reports from the Head of Internal Audit are received by the Committee on a regular basis.

The Remuneration Committee is currently comprised of three Non-executive Directors. It meets at least twice a year and is now under the chairmanship of Mr N H Northridge who succeeded Mr P G Rogerson on 22 January 2003. Its primary function is to determine the Company's policy on Board remuneration and to approve the specific terms and conditions of employment of the Executive Directors and senior managers including the basis on which performance related awards are calculated. The Committee also determines the terms on which any employee share or share option schemes are to be offered and the basis of invitations to participate. The fees payable to Non-executive Directors are established by the full Board.

The Nomination Committee is chaired by the Chairman of the Board and includes the Non-executive Directors and the Group Chief Executive. Its responsibilities are to assist the full Board with succession planning and with the selection process for the appointment of a new Director or Chairman.

Relations with Shareholders
The Notice of Annual General Meeting on pages 57 and 58 sets out the resolutions that will be proposed. The Board supports the use of the meeting as a means of communicating with private investors and encourages their participation. The Company is ready, where practicable, to enter into a dialogue with institutional Shareholders, analysts and investors. Senior executives seek to meet regularly with institutions and major Shareholders to improve their understanding of the Company and its objectives.

Internal Control

Monitoring Risk

The Board has applied Principle D.2 of the Code by establishing a continuous process for identifying, evaluating and managing the risks that are considered significant by the Group.

The Board is responsible for reviewing the effectiveness of the Group's system of Internal Control as well as significant risk issues. Such a system is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board's monitoring framework covers a wide range of controls, including financial, operational and compliance controls together with risk management. It is based principally on reviewing reports from management and considering whether significant risks are identified, evaluated, managed and controlled and ensuring that any significant weakness thus identified is promptly remedied. As part of the continual review and strengthening of risk management activities, the Board has introduced enhanced reporting procedures for identifying and monitoring key areas of risk.

The Board also considers financing and investment decisions concerning the Group and monitors the policy and control mechanisms for managing treasury risk. The Group insurance programme is reviewed by the Board which also approves self-insured exposures.

A comprehensive system for monitoring all significant risks has been in operation throughout the year and key risks have been identified on a risk register. The Board has considered the probability of those risks occurring and their impact, as well as the actions that would be taken in response to them if they did occur.

Review of Effectiveness

In compliance with Provision D.2.1 of the Code, the Board reviews the effectiveness of the Group's system of internal control.

On an annual basis the Board undertakes a formal review, which is designed to assess the application of the principal financial and operational controls operated by the Group. The review, which is based on self-assessment by senior operational management, is carried out using a risk review and control questionnaire and is intended to complement the internal and external audit procedures.

During the year the Audit Committee of the Board reviews the external and internal audit work programmes and considers reports from internal and external Auditors on the system of internal control and any material control weaknesses. It also receives responses from management regarding the actions taken on issues identified in audit reports.

The Board has also undertaken a specific assessment of internal control for the purpose of this Annual Report. This assessment considered all significant aspects of internal control arising during the year ended 31 December 2002. Accordingly, the Board is satisfied that the Group continues to have an effective system of internal control.

Corporate Responsibility

The Board has set policies for the Group to ensure that it operates worldwide in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, its customers and the communities in which it operates. These policies are intended to recognise, evaluate and responsibly manage environmental, health and safety risks through implementation of a comprehensive Global Environmental, Health and Safety Management System that standardises best operating practices, objectives, data collection, reporting, audits, performance indicators and goals. These policies are set out in more detail on pages 18 and 19.

Pensions

The assets of the UK defined benefit pension fund are controlled by trustees; they are held separately from the assets of the Company and invested by independent fund managers. The segregated funds cannot be invested directly in the Company. Three trustees have been appointed by the Company and, in addition, two member-nominated trustees have been appointed. This fund was closed to new employees joining the Group after 1 April 2002; new employees are now offered membership of a Group Personal Pension Plan.

Compliance with the Code

As noted under 'Board Meetings and Responsibilities', on 30 December 2002, the Chairman assumed the responsibilities of Group Chief Executive. It is intended to restore the division of responsibilities between the Chairman and Group Chief Executive as soon as a new Group Chief Executive can be appointed.

With the exception of this item, the Directors consider that the Group complies and has complied throughout the year ended 31 December 2002 with all of the Provisions of the Code.

Philip G. Rogerson
Chairman
27 February 2003

The Directors confirm that the Company has complied with Principle B.2 and the underlying specific Provisions of the Principles of Good Governance and Code of Best Practice (the 'Code') appended by the Financial Services Authority to its Listing Rules and that this Remuneration Report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. The Directors also confirm that the Company has complied with Principle B.1 and the underlying specific Provisions of the Code in determining the policy on remuneration for its Executive Directors, including service contracts and compensation. Details of each individual Director's remuneration are set out on page 31. Information on Directors' share and share option interests may be found on pages 34 and 35.

Remuneration Committee (the 'Committee'): Composition, Responsibilities and Operation

The names of the members of the Committee who served during the year ended 31 December 2002 are as follows:
Mr P G Rogerson *Chairman;*
Mr A C Salvesen;
Mr N H Northridge *(appointed 14 February 2002).*

Mr P G Rogerson stood down from the Committee on 22 January 2003 and was replaced as Chairman by Mr N H Northridge. Mr R V McGlone joined the Committee on the same date.

The membership of the Committee is entirely non-executive. They have no personal financial interest, other than as Shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day operational responsibility within the Group.

The Committee's principal function is to determine the policy on remuneration for the most senior executives and to approve the specific remuneration of the Executive Directors and the Secretary, including their service contracts.

The Committee's remit therefore includes, but is not restricted to, basic salary, benefits in kind, performance related awards, share options and share awards, long-term incentive schemes, pension rights and any compensation or termination payments. In exercising its responsibilities the Committee has access to professional advice, both inside and outside the Company, and consults with the Group Chief Executive. The Company Secretary acts as Secretary to the Committee.

The Committee has appointed Monk's Partnership to provide remuneration consultancy with respect to basic salary and bonus plans. Monk's Partnership became part of PricewaterhouseCoopers in 2001; PricewaterhouseCoopers have been the Auditors of the Company from 1997 to 31 December 2002, at which time PricewaterhouseCoopers LLP became the Auditors. Tax and other non-audit services have also been provided during this period. On 25 February 2003, the Committee appointed Towers Perrin to take on the role of providing remuneration consultancy with respect to basic salary and bonus plans.

There are a number of external advisors appointed by the Company who advise on remuneration matters for the wider workforce and also provide advice to the Committee from time to time. Principal advisers in the year were:

New Bridge Street Consultants provide advice on Savings-Related and Executive share option schemes;

Mercer Human Resource Consulting provides advice on retirement benefits in the UK and overseas and administers the UK defined benefit pension scheme;

Watson Wyatt LLP provides advice on retirement benefits in the UK.

Remuneration Policy

The Committee has adopted the following policy for the Remuneration of Executive Directors, it is intended that this policy will apply in 2003 and future years.

General Policy

Salaries are determined by a combination of the individual's contribution to the business and the market rate for the job. The Company pays the market median, on average, for standard performance in the job, and pays up to the market upper quartile for upper quartile performance.

The appropriate market rate is the rate in the 'market place' from which the individual is most likely to be recruited. The Company operates in a number of market places throughout the world where remuneration practice and levels differ. This can result in pay and benefit differentials between the Executive Directors.

In arriving at the basic salary element, reference is made to a number of well-established salary surveys covering similar jobs of the same size in a large sample of over 400 companies in the manufacturing and service sectors in the UK. The same consistent approach is taken for expatriate and overseas salaries where reference is made to the appropriate surveys for the geographical location.

Remuneration Strategy is adapted to reflect the current business strategy. On occasions, it may be necessary to pay above the market median to attract people of the right calibre to meet the needs of the business. The Company is always mindful of the need for good corporate governance in all its dealings regarding pay and benefits for employees as well as Directors.

Pay systems are designed to allow progression that reflects an individual's contribution to the business and to control overall cost. Pay and benefit structures are designed to be cost effective to achieve the right level of attraction and retention at the best value.

Performance related elements of Remuneration

A significant proportion of Executive Directors' remuneration is performance related through annual bonus and share options.

Annual Cash Bonuses

The Company pays competitive bonuses that can place the total cash earnings near the upper quartile for the 'market place' in high performance years. The factors to be measured for bonus purposes and the corresponding levels of bonus are pre-determined at the start of the performance period. Bonuses are paid as close to the end of the performance period as practicable so that they reflect current performance. All Executive Directors participate in a scheme, which allows them to earn bonuses on a graduated scale if a targeted level of Earnings per Share is exceeded, with in addition 25% of the overall bonus being related to the achievement of personal goals. The performance criteria are designed to enhance Shareholders' value and the Committee approves all financial targets and personal goals; no bonus will be paid if targets and goals are not achieved. A maximum bonus of 50% of basic salary is available to all Executive Directors, except in North America where there is a maximum bonus of 75% of basic salary. The Committee does, however, also have discretion to reward outstanding individual achievement.

Share Option Schemes

The Company believes that employee share schemes encourage the matching of interests between employees and Shareholders. The Aggreko Savings-Related Share Option Scheme (Sharesave) is normally offered annually to all employees who have at least six months' service.

Senior executives are able to participate in an Executive Share Option Scheme at the discretion of the Committee.

Since August 2001 Executive Share Options have been granted on an annual basis, with new participants not normally receiving options until they have been employed for at least twelve months.

The allocation of executive share options is based on multiples of remuneration dependent upon the seniority and job size of the individual's appointment, with the maximum multiple of 1⅓ times remuneration in any one year being available to Executive Directors.

UK participants in the Executive Share Option Scheme receive part of their entitlement under a scheme that has received approval under the Taxes Act conferring certain tax relief on participants. The Treasury limit for outstanding options under the approved scheme is currently £30,000 for each participant, with the balance of the participant's entitlement being held under an unapproved scheme.

All the executive options that have been granted are subject to performance conditions based on both total Shareholder return ('TSR') and growth in Earnings per Share ('EPS'). TSR is calculated by reference to the increase in the Company's share price plus dividends paid. EPS is Basic Earnings per Share as disclosed in the Company's Consolidated Profit and Loss Account.

At the time when the individual wishes to exercise the option (which can only normally occur after three years have elapsed since grant), the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus three per cent per annum, over three consecutive years, the option is capable of exercise. A performance condition with both a TSR and EPS element has been chosen because the Company believes that the TSR element clearly aligns the interests of Executive Directors and Shareholders as it only rewards out-performance of the FTSE Mid 250 Index, while the EPS element encourages the Executive Directors to generate real earnings growth.

The Committee will regularly review the suitability of the performance conditions for future grants of options, and the conditions imposed from time to time at the date of grant of options will be disclosed to Shareholders each year in the Company's Annual Report and Accounts.

As described more fully below, Shareholder approval is to be sought at the forthcoming AGM to an amendment to the rules of the Approved and Non-Approved Executive Share Option Schemes 1997 relating to the grant of options to employees nearing retirement.

The Committee has adopted a policy that encourages Executive Directors to use their Executive Share Options to acquire and retain a material number of shares in the Company with the objective of further aligning their long-term interests with those of other Shareholders.

Other Benefits

Other benefits, including pensions, are based on the current market median practice and take into account long-term trends in provision.

Service Contracts and Notice Periods

The notice period from the Company offered to Executive Directors appointed after 1 January 2000 has been restricted to one year in the light of the Best Practice Provisions of the Code. Mr A G Cockburn, Mr G P Walker and Mr H J Molenaar have service agreements that require one year's notice from the individual and one year's notice from the Company. Mr F A B Shepherd has a service agreement under which the notice period from the Company reduced to one year with effect from his 60th birthday on 24 November 2002.

Mr P J Harrower was appointed to the Board prior to 1 January 2000 and at the date of the cessation of his directorship he held a service agreement that required one year's notice from the individual and two years' notice from the Company.

Remuneration of Non-executive Directors

The remuneration policy for Non-executive Directors is determined by the Board, within the limits set out in the Articles of Association. Remuneration comprises an annual fee for acting as a Non-executive Director of the Company. When setting the fees payable to Non-executive Directors, the Board makes use of information provided by a number of remuneration surveys and takes into account the extent of the duties performed and the size of the Company. Non-executive Directors are not eligible to bonuses, benefits, pension contributions or to participate in any share scheme operated by the Company.

Service Contracts

		Effective date of contract	Unexpired Term at 31 December 2002	Notice Period
Chairman:				
P G Rogerson	Letter of Appointment	24 April 2002*	2 years and 4 months	–
Executives:				
F A B Shepherd	Service Agreement	1 May 2000*	–	1 year
A G Cockburn	Service Agreement	1 May 2000	–	1 year
G P Walker	Service Agreement	18 January 2001	–	1 year
H J Molenaar	Service Agreement	1 February 2001	–	1 year
Non-executives:				
A C Salvesen	Letter of Appointment	29 September 1997	9 months	–
N H Northridge	Letter of Appointment	14 February 2002	2 years and 2 months	–
R V McGlone	Letter of Appointment	2 September 2002	2 years and 8 months	–

*replaces an earlier contract

Review of past performance

The following chart looks at the value at 31 December 2002 of £100 invested in the Company on 31 December 1997 compared with the value of £100 invested in the FTSE Mid 250 over the same period. The other points plotted are the intervening financial year ends. The FTSE Mid 250 was selected as a comparator as this index is used as one of the performance measures for the Executive Share Option Schemes. A general index is considered more appropriate than sector and peer group comparators given the unique nature of the Company's business.


Value of £100 invested on 31 December 1997
Source: Datastream
£ 300
250
200
150
100
50
0
Aggreko plc
Mid 250 Index
31 Dec 97
31 Dec 98
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02

Emoluments

The emoluments (excluding pension contributions) of Directors during 2002 were as follows:

	Notes	Salary £	Fees £	Benefits in Kind £	Annual Bonus £	Other Pay £	2002 Total £	2001 Total £
Chairman:								
P G Rogerson		-	**66,667**	-	-	-	**66,667**	34,500
Executives:								
F A B Shepherd		**195,000**	-	**68,680**	-	-	**263,680**	248,742
A G Cockburn		**182,500**	-	**14,434**	-	**21,091**	**218,025**	194,760
G P Walker	1	**223,545**	-	**19,662**	-	-	**243,207**	301,872
H J Molenaar	2	**140,261**	-	**10,617**	-	-	**150,878**	194,743
Non-executives:								
A C Salvesen		-	**26,150**	-	-	-	**26,150**	24,750
N H Northridge	3	-	**22,948**	-	-	-	**22,948**	-
R V McGlone	4	-	**8,829**	-	-	-	**8,829**	-
Former Directors:								
P J Harrower	5	**362,184**	-	**4,101**	-	-	**366,285**	382,075
Dr C Masters	6	**91,667**	-	**6,003**	-	-	**97,670**	309,767
D J Yorke	7	-	-	-	-	-	-	72,613
S R Paterson	8	-	-	-	-	-	-	24,647
Sir Ronald Miller	6	-	**8,500**	-	-	-	**8,500**	24,750
M-B Trannoy	9	-	-	-	-	-	-	19,563
2002 Total		**1,195,157**	**133,094**	**123,497**	-	**21,091**	**1,472,839**	
2001 Total		1,313,149	103,563	229,622	172,705	13,743		1,832,782

Note 1 2001 Emoluments are from date of appointment on 18 January 2001
Note 2 2001 Emoluments are from date of appointment on 1 February 2001
Note 3 from date of appointment on 14 February 2002
Note 4 from date of appointment on 2 September 2002
Note 5 to date of cessation of directorship on 30 December 2002
Note 6 to date of resignation on 24 April 2002
Note 7 2001 Emoluments are to date of resignation on 25 April 2001
Note 8 2001 Emoluments are to date of resignation on 25 January 2001
Note 9 2001 Emoluments are to date of resignation on 17 October 2001

No annual bonus was receivable by the Executive Directors in respect of the year ended 31 December 2002.

Benefits in kind are made up of private health care, taxable life insurance benefits, car costs, relocation costs and the allowances paid to Directors on expatriate secondment.

Other pay represents the amount paid to Directors in order to fund pension benefits beyond the Inland Revenue earnings cap.

Pursuant to the terms of his service contract, Dr C Masters received an additional £22,916 for service between the date of his resignation as a Director and the date of his retirement from the Company on 31 May 2002.

Mr P J Harrower was the highest paid Director. His entitlements under the Retirement plans and details of his potential receipt of shares under the Executive Share Option Scheme are disclosed separately.

Pension Entitlements

The Executive Directors who are UK-resident or on overseas secondment from the UK are members of the Aggreko plc pension scheme which is a funded, defined benefit scheme approved by the Inland Revenue. The key elements of their benefits are:

- a normal retirement age of 60;
- a benefits accrual rate of 1/30th for each year's service up to a maximum of two thirds of final pensionable salary;
- an employee contribution rate of 5% of basic salary;
- a lump sum death in service benefit of four times salary;
- a spouse's pension on death; and
- an early retirement pension based on a 3% simple reduction factor.

Where members are subject to the Inland Revenue cap, the Company has paid such members the equivalent of the amount that it would have cost the Company to fund the pension benefits beyond the cap.

The following disclosures relate to Executive Directors who, during 2002, were members of the Aggreko plc Pension Scheme.

	Age	Accrued Pensions at 31 Dec 2002 £pa	Increase in Accrued Pension during 2002 £pa	Increase in Accrued Pension during 2002 (net of inflation) £pa	Transfer Value of Accrued Pension at 31 Dec 2002 £	Transfer Value of Accrued Pension at 31 Dec 2001 £	Directors Contributions during 2002 £	Increase in Transfer Value during 2002 net of Directors Contributions £
Dr C Masters	55	**187,800**	**3,040**	**2,600**	**3,755,700**	3,625,300	**2,750**	**127,650**
A G Cockburn	39	**8,640**	**3,300**	**3,250**	**46,000**	35,200	**4,770**	**6,030**
F A B Shepherd	60	**72,700**	**16,570**	**15,620**	**1,589,300**	975,400	**9,370**	**604,530**

The Transfer Values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.

The accrued pensions are the amounts that would be paid if the Director left service at the relevant date. During the year Dr C Masters left service and took a transfer value of his benefits from the Scheme. The end of year disclosure figures therefore relate to the position at his date of withdrawal. He had no remaining accrued benefits under the Scheme at 31 December 2002.

Under an agreement that was in existence at the time of demerger on 29 September 1997, the benefits of Dr C Masters were enhanced to allow early retirement without the application of actuarial reduction factors between the age of 55 and 60. Prior to 1 January 1995, the Senior Staff Pension Scheme included the average bonus over the last three years in final pensionable salary. Since that date all elements, other than basic salary, have been removed for new entrants. Those who were already members at that date were given the choice of retaining the bonus element and continuing to pay 6%, or accepting a fixed supplement representing the level of taxable benefits in kind with a lower contribution rate of 5%. It has been decided not to change this arrangement for existing scheme members, as they have made higher contributions in recognition of this enhancement.

The UK defined benefit pension scheme was closed to new employees joining the Group after 1 April 2002. New employees, including Directors, are now offered membership of a Group Personal Pension Plan.

The Directors outside the UK participate in defined contribution schemes that are designed to be in line with the median practice in the relevant country.

Mr P J Harrower was and Mr G P Walker is entitled to participate in the Employees' Savings Investment Retirement plan and the Supplemental Executive Retirement plan of Aggreko LLC, which are governed by the laws of the United States. These plans allow contributions by the employee and the Group to be deferred for tax. During 2002 the Group's contributions for Mr P J Harrower were £73,974 (2001 – £85,843) and for Mr G P Walker were £32,577 (2001 – £48,152). At 31 December 2002 the Group's total contributions and the accumulated earnings in the funds held for Mr P J Harrower were £236,149 (2001 – £266,964) and for Mr G P Walker were £227,179 (2001 – £277,236). The benefits also include a lump sum death in service benefit of four times salary.

Mr H J Molenaar is a member of the Aggreko Netherlands pension scheme. During 2002 the Group's contributions for Mr H J Molenaar were £10,707 (2001 – £8,460). At 31 December 2002 the Group's total contributions and the accumulated earnings in the funds held for him were £39,724 (2001 – £26,852) Under this scheme the employee contributes 5% of basic salary and the Company contributes a percentage of basic salary dependant upon age. Up to the age of 39 this percentage is 10% increasing to 15% between the ages of 40 and 45 and reaching a maximum of 30% between the ages of 55 and 60. His benefits include a lump sum death in service benefit of four times salary.

Phantom Share Option Scheme for Mr F A B Shepherd

Under the rules of Aggreko's Approved and Non-Approved Executive Share Option Schemes 1997 as originally drafted, options may not be granted to individuals who are within two years of 'normal retirement age'. For the purposes of the rules of the Schemes, 'normal retirement age' is the normal retirement age under the Company's general retirement policy (which, for Executive Directors, is age 60) and not the age at which any particular individual is expected to retire.

It was agreed that the retirement age for Mr F A B Shepherd, who reached the age of 60 on 24 November 2002, will be 63. Consequently, the rules of the Approved and Non-Approved Executive Share Option Schemes 1997 prohibited the grant of options to Mr Shepherd as, notwithstanding the fact that Mr Shepherd was three years from his actual expected retirement date, he was within two years of his 'normal retirement age' of 60 for the purposes of the rules of the Schemes.

The Committee considered it essential to continue to incentivise Mr Shepherd and that he be granted some form of long-term incentive, the ultimate value of which was tied to the Company's future share price and financial performance. Due to the unusual circumstances described above, it was not possible to grant Mr Shepherd options under either the Approved or Non-Approved Executive Share Option Schemes 1997. Therefore, having consulted a number of the Company's major Shareholders and the Association of British Insurers, the Committee determined that Mr Shepherd be granted an award under a Phantom Option Scheme that was established with Mr Shepherd as the sole participant.

Mr Shepherd first became eligible to receive an award under the Phantom Option Scheme on 25 September 2002, the date when the Scheme was established. The award is granted over a notional number of shares. On exercise of the award, Mr Shepherd will receive a cash sum (net of tax) equal to the amount by which the market value of these shares at exercise exceeds their market value on grant (128 pence per share). The aggregate market value of the shares to which Mr Shepherd's award notionally relates at the date of grant was £280,000.

The intention was that, where possible, the terms and conditions to which options granted under the Approved and Non-Approved Executive Share Option Schemes 1997 are subject should also apply to Mr Shepherd's award under the Phantom Option Scheme. Therefore, Mr Shepherd's award will only normally become exercisable three years after grant and only then to the extent that, over three consecutive years, the Company's TSR matches or exceeds the TSR of the FTSE Mid 250 Index (excluding investment trusts) and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus three per cent per annum.

The other main features of the Phantom Option Scheme are as follows:

- No payment is required for the grant of awards, which are neither transferable nor pensionable.
- Awards will not be capable of exercise more than 10 years after grant.
- Awards normally lapse on cessation of employment, save in certain prescribed circumstances (although different rules apply if cessation is more than three years after grant). Awards also become exercisable on a change in control of the Company. However, in both circumstances, awards only become exercisable to the extent determined by the Committee (taking account of the likelihood that the performance conditions would have been met).
- In the event of a variation of share capital or on a demerger (or other events similarly affecting an award) adjustments considered to be appropriate may be made to the total number of shares to which the award notionally relates and the price payable on the exercise of the award.
- The Phantom Option Scheme may at any time be amended or added to by the Board in any respect (subject to compliance with the Listing Rules of the UK Listing Authority), provided that the prior approval of the Company in general meeting must be obtained for alterations or additions to the rules of the Scheme to the advantage of Mr Shepherd in respect of the rules governing eligibility, individual or Scheme limits (including the maximum entitlement of the participant), the terms of awards, the basis of participation and the adjustment of awards as described above, except for minor amendments to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Mr Shepherd or Group Companies.

It is intended that no further awards will be made to Mr Shepherd under the Phantom Option Scheme if the amendments described below to the rules of the Approved and Non-Approved Executive Share Option Schemes 1997 are authorised by Shareholders at the forthcoming AGM. In any event, it is not intended that any awards will be made to Mr Shepherd in any year that will result in the market value of the shares to which awards notionally relate at the relevant date of grant exceeding 1⅓ times his remuneration.

Changes to the Rules of the Executive Share Option Schemes

The Company wishes to ensure that the unusual circumstances described above do not occur again, and also to ensure that the operation of the Approved and Non-Approved Executive Share Option Schemes 1997 reflect current best practice in terms of the period before retirement in which participants may be granted options. Therefore, a resolution will be put to Shareholders at the forthcoming AGM asking them to approve minor amendments to the rules of these Schemes, the effect of which will be that options may be granted to participants up to six months (as opposed to two years as is currently the case) prior to their expected retirement date. This accords with the latest 'Guidelines for Share Incentive Schemes' published by the Association of British Insurers.

Share Interests

The interests of persons who were Directors during the year in the share capital of the Company were as follows:

	31.12.01	Granted during year	Lapsed during year	Exercised during year	**31.12.02**	**Option Price**	**Date from which exercisable**	**Expiry date**
Executive Share Options								
Dr C Masters	40,816	–	–	–	**40,816**	**294p**	**31.5.2002**	**31.5.2003**
Dr C Masters	79,751	–	–	–	**79,751**	**428p**	**31.5.2002**	**31.5.2003**
Dr C Masters	83,905	–	–	–	**83,905**	**437p**	**31.5.2002**	**31.5.2003**
P J Harrower	189,472	–	–	–	**189,472**	**428p**	**30.12.2002**	**30.12.2003**
P J Harrower	39,445	–	–	–	**39,445**	**457.5p**	**30.12.2002**	**30.12.2003**
P J Harrower	–	366,409	–	–	**366,409**	**128p**	**30.12.2002**	**30.12.2003**
F A B Shepherd	34,014	–	–	–	**34,014**	**294p**	**17.9.2002**	**17.9.2009**
F A B Shepherd	46,729	–	–	–	**46,729**	**428p**	**23.8.2003**	**23.8.2010**
A G Cockburn	38,940	–	–	–	**38,940**	**428p**	**23.8.2003**	**23.8.2010**
A G Cockburn	50,343	–	–	–	**50,343**	**437p**	**31.8.2004**	**31.8.2011**
A G Cockburn	–	197,917	–	–	**197,917**	**128p**	**25.9.2005**	**25.9.2012**
G P Walker	32,483	–	–	–	**32,483**	**294p**	**17.9.2002**	**17.9.2009**
G P Walker	47,163	–	–	–	**47,163**	**428p**	**23.8.2003**	**23.8.2010**
G P Walker	121,952	–	–	–	**121,952**	**457.5p**	**15.3.2004**	**15.3.2011**
G P Walker	–	219,845	–	–	**219,845**	**128p**	**25.9.2005**	**25.9.2012**
H J Molenaar	41,964	–	–	–	**41,964**	**294p**	**17.9.2002**	**17.9.2009**
H J Molenaar	26,168	–	–	–	**26,168**	**428p**	**23.8.2003**	**23.8.2010**
H J Molenaar	53,470	–	–	–	**53,470**	**457.5p**	**15.3.2004**	**15.3.2011**
H J Molenaar	–	147,973	–	–	**147,973**	**128p**	**25.9.2005**	**25.9.2012**
Phantom Share Option Scheme								
F A B Shepherd	–	218,750	–	–	**218,750**	**128p**	**25.9.2005**	**25.9.2012**
Savings-Related Share Options								
F A B Shepherd	3,155	–	3,155	–	**–**	**307p**	**20.10.2004**	**20.4.2005**
F A B Shepherd	–	8,532	–	–	**8,532**	**105p**	**19.10.2005**	**19.4.2006**
A G Cockburn	3,155	–	3,155	–	**–**	**307p**	**20.10.2004**	**20.4.2005**
A G Cockburn	–	8,532	–	–	**8,532**	**105p**	**19.10.2005**	**19.4.2006**
H J Molenaar	–	8,692	–	–	**8,692**	**105p**	**19.10.2005**	**19.4.2006**
US Stock Option Plan								
P J Harrower	–	7,682	–	–	**7,682**	**107p**	**30.12.2002**	**30.12.2003**

The options under the Savings-Related Share Option Schemes have been granted at a discount of 20% on the share price calculated over the three days prior to the date of invitation to participate, mature after three years and are normally exercisable in the six months following the maturity date. The options under the US Stock Option plan have been granted at a discount of 15% of the share price on the date of grant, mature after two years and are normally exercisable in the six months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. Dr C Masters is entitled to exercise his executive options within 12 months of the date upon which he ceased to be an employee of the Company. The personal representatives of Mr P J Harrower are entitled to exercise his executive options within 12 months after the date of his death. The maximum value of options exercisable by the personal representatives of Mr P J Harrower under the US Stock Option plan will be equal to his accumulated savings under the plan which are US$1,183. These options may be exercised within 12 months after the date of his death.

No options were exercised by Directors during the year ended 31 December 2002. In the year ended 31 December 2001 the aggregate gain made on the exercise of Share Options by Directors was £598,404, of which £382,801 related to the gain of the highest paid Director.

The market price of the shares at 31 December 2002 was 147.5 pence and the range during the year was 108 pence to 365 pence.

Shares	31 December 2002 Ordinary Shares of 20p each		31 December 2001 Ordinary Shares of 20p each	
	Beneficial	**Non-Beneficial**	Beneficial	Non-Beneficial
Dr C Masters	**117,818***	**-**	117,818	-
P G Rogerson	**83,782**	**-**	3,782	-
P J Harrower	**74,954***	**-**	54,954	-
F A B Shepherd	**26,706**	**1,000**	16,706	1,000
A G Cockburn	**8,000**	**-**	3,000	-
G P Walker	**44,935**	**-**	4,935	-
H J Molenaar	**6,688**	**-**	6,688	-
Sir Ronald Miller	**4,444***	**-**	4,444	-
A C Salvesen	**3,950,000**	**-**	3,950,000	-
A C Salvesen (as Trustee)	**3,959,316**	**-**	4,555,111	-
N H Northridge	**5,000**	**-**	-†	-
R V McGlone	**8,000**	**-**	-†	-

†At date of appointment

*At date of resignation or cessation of Directorship

There have been no changes in Directors' interests in shares between the end of the financial year and the date of this report. No Director was interested in any shares of subsidiary undertakings at any time during the year.

Philip G. Rogerson
Chairman
27 February 2003

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF AGGREKO plc

We have audited the Accounts which comprise the Consolidated Profit and Loss Account, the Balance Sheets, the Consolidated Cash Flow Statement, the Statement of Total Recognised Gains and Losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ('the auditable part').

Respective responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Accounts and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Accounts give a true and fair view and whether the Accounts and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises only the Directors' Report, the unaudited part of the Remuneration Report, the Chairman's Statement and Operating Review, the Financial Review and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion:

- the Accounts give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the profit and cash flows of the Group for the year then ended;
- the Accounts have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
27 February 2003

CONTENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2002

	Notes	2002 £ million	2001 £ million
Turnover from continuing operations	2	**340.1**	325.8
Operating expenses		**(278.9)**	(249.6)
Operating profit from continuing operations	2,3,4	**61.2**	76.2
Net interest payable	6	**(6.1)**	(9.1)
Profit on ordinary activities before taxation		**55.1**	67.1
Tax on profit on ordinary activities	7	**(20.1)**	(24.8)
Profit for the financial year		**35.0**	42.3
Dividends	8	**(14.9)**	(14.2)
Retained profit for the financial year	20	**20.1**	28.1
Dividend per share (pence)	8	**5.55**	5.30
Earnings per share (pence) – basic	9	**13.03**	15.77
Earnings per share (pence) – diluted	9	**13.02**	15.70

A reconciliation to historical cost profits and losses is not shown as all gains and losses are recognised in the profit and loss account under the historical cost convention.

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2002

	Note	2002 £ million	2001 £ million
Profit for the financial year		**35.0**	42.3
Exchange translation (losses)/gains	20	**(8.1)**	1.7
Total recognised gains and losses for the financial year		**26.9**	44.0
Impact on prior periods as a result of implementation of FRS 19 'Deferred Tax' (as explained in Note 18)		**(8.1)**	
Total gains and losses recognised since last Annual Accounts		**18.8**	

The notes on pages 42 to 56 form part of these Accounts.

BALANCE SHEETS
As at 31 December 2002

	Notes	Group 2002 £ million	Group 2001 Restated (Note 18) £ million	Company 2002 £ million	Company 2001 £ million
Fixed assets					
Intangible assets	11	**3.5**	4.0	**-**	–
Tangible assets	12	**289.2**	300.5	**6.9**	0.9
Investments	13	**-**	–	**53.0**	53.0
		292.7	304.5	**59.9**	53.9
Current assets					
Stocks	14	**24.8**	25.1	**-**	–
Debtors	15	**63.9**	56.6	**271.8**	255.3
Cash at bank and in hand		**7.5**	9.9	**-**	0.2
		96.2	91.6	**271.8**	255.5
Creditors - amounts falling due within one year					
– borrowings	16	**(1.5)**	(3.0)	**(2.3)**	(11.8)
– other creditors	17	**(67.9)**	(67.0)	**(106.8)**	(79.5)
Net current assets		**26.8**	21.6	**162.7**	164.2
Total assets less current liabilities		**319.5**	326.1	**222.6**	218.1
Creditors - amounts falling due after more than one year					
– borrowings	16	**(123.2)**	(140.1)	**(123.2)**	(140.1)
Provisions for liabilities and charges	18	**(22.7)**	(23.8)	**(0.5)**	–
Net assets		**173.6**	162.2	**98.9**	78.0
Capital and reserves					
Called up share capital	19	**53.6**	53.7	**53.6**	53.7
Share premium account	20	**5.7**	5.6	**5.7**	5.6
Capital redemption reserve	20	**0.1**	–	**0.1**	–
Profit and loss account	20	**125.1**	105.7	**39.5**	18.7
Other reserves (exchange)	20	**(10.9)**	(2.8)	**-**	-
Equity Shareholders' funds	21	**173.6**	162.2	**98.9**	78.0

Approved by the Board on 27 February 2003 and signed on its behalf by:



P G Rogerson
Chairman



A G Cockburn
Finance Director

The notes on pages 42 to 56 form part of these Accounts.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2002

	Notes	2002 £ million	2001 £ million
Net cash inflow from continuing operating activities	(i)	**105.3**	123.3
Returns on investments and servicing of finance			
Interest received		**0.8**	0.6
Interest paid on bank loans and overdrafts		**(6.9)**	(9.7)
Net cash outflow for returns on investments and servicing of finance		**(6.1)**	(9.1)
Taxation			
UK corporation tax paid		**(9.9)**	(5.2)
Overseas tax paid		**(10.4)**	(18.5)
Tax paid		**(20.3)**	(23.7)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(59.1)**	(99.6)
Proceeds from disposal of tangible fixed assets		**7.0**	5.2
Net cash outflow for capital expenditure and financial investment		**(52.1)**	(94.4)
Acquisitions	(iii)	**(0.3)**	0.5
Equity dividends paid		**(14.5)**	(13.5)
Cash inflow/(outflow) before use of liquid resources and financing		**12.0**	(16.9)
Management of liquid resources		**0.5**	(0.6)
Financing			
Issue of shares		**0.1**	1.4
Share buy-back (including costs)		**(0.7)**	–
(Decrease)/increase in debt due within one year		**(1.5)**	3.0
(Decrease)/increase in debt due beyond one year		**(12.0)**	12.6
Net cash (outflow)/inflow from financing		**(14.1)**	17.0
Decrease in cash in the period		**(1.6)**	(0.5)
Reconciliation of net cash flow to movement in net debt			
Decrease in cash in the period		**(1.6)**	(0.5)
Cash outflow/(inflow) from movement in debt		**13.5**	(15.6)
Cash (inflow)/outflow from movement in liquid resources		**(0.5)**	0.6
Changes in net debt arising from cash flows		**11.4**	(15.5)
Exchange		**4.6**	(1.5)
Movement in net debt in period		**16.0**	(17.0)
Net debt at beginning of period		**(133.2)**	(116.2)
Net debt at end of period	(ii)	**(117.2)**	(133.2)

The notes on pages 42 to 56 form part of these Accounts.

(i) Reconciliation of operating profit to net cash inflow from continuing operating activities

	2002 £ million	2001 £ million
Operating profit	**61.2**	76.2
Depreciation and amortisation	**55.8**	52.4
Increase in stocks	**(0.6)**	(5.4)
Increase in debtors	**(9.3)**	(1.7)
Increase in creditors	**2.5**	4.7
Other items not involving the movement of cash	**(4.3)**	(2.9)
Net cash inflow from continuing operating activities	**105.3**	123.3
Included in Other items not involving the movement of cash:		
Gain on sale of tangible fixed assets	**(3.0)**	(2.7)

(ii) Analysis of movement in net debt

	Net debt at 31 Dec 2001 £ million	Cash flow £ million	Translation £ million	**Net debt at 31 Dec 2002 £ million**
Cash				
Cash at bank and in hand	8.1	(1.6)	(0.3)	**6.2**
Liquid resources				
Deposits maturing within one year	1.8	(0.5)	–	**1.3**
Financing				
Debt due within one year	(3.0)	1.5	–	**(1.5)**
Debt due after one year	(140.1)	12.0	4.9	**(123.2)**
	(133.2)	11.4	4.6	**(117.2)**

(iii) Acquisitions

On 9 January 2002 the Group acquired Compresores Esteve S.A., a company registered in Spain, for a total consideration of €0.5 million (£0.3 million). Cash received of £0.5 million in 2001 related to rebates received during 2001 and a revision made to the purchase consideration for the acquisition by Aggreko Inc of Ingersoll-Rand's rental fleet of oil-free air compressors which were acquired on 14 March 2000.

1 Accounting policies

A summary of the more significant accounting policies is set out below.

(i) Accounting convention
The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

(ii) Basis of consolidation
The Group Accounts consolidate the Accounts of Aggreko plc and all its subsidiary undertakings for the year ended 31 December 2002.

(iii) Turnover
Turnover for the Group represents the amounts earned from the supply of temporary power, temperature control, oil-free compressed air and related services and excludes sales taxes and intra-group sales.

(iv) Intangible assets
Purchased goodwill (representing the excess of the fair value of the consideration paid over the fair value of the separable net assets acquired) is capitalised as an intangible asset and is amortised over a period of up to 20 years.

(v) Depreciation
Freehold properties are depreciated on a straight line basis over 25 years. Short leasehold properties are depreciated on a straight line basis over the terms of each lease.

Other fixed assets are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. Assets in the course of construction are not depreciated. The principal periods of depreciation used are as follows:

Rental fleet	8 to 10 years
Vehicles, plant and equipment	4 to 15 years

(vi) Foreign currencies
At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by a forward exchange contract. Assets and liabilities denominated in foreign currency are translated at the exchange rate ruling at the balance sheet date or, if appropriate, at a forward contract rate. Forward foreign currency contracts used to hedge intercompany purchases of tangible fixed assets are taken out at the commitment stage.

On consolidation, assets and liabilities of subsidiary undertakings are translated into sterling at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange for the period. Exchange differences resulting from the retranslation of net investments in subsidiary undertakings at closing rates, together with differences between income statements translated at average rates and closing rates, are dealt with in reserves.

(vii) Financial instruments
Details of the accounting policies for financial instruments, including hedges, are given in Note 16 to the Accounts.

(viii) Taxation
The charge for ordinary taxation is based on the profits for the year and takes into account full provision for deferred tax, using the approach set out in Financial Reporting Standard (FRS) 19 'Deferred Tax' in respect of timing differences on a non-discounted basis. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and depreciation of fixed assets. Previously the provision for deferred tax was accounted for on the partial provisioning basis required by Statement of Standard Accounting Practice (SSAP) 15. The effect of this change in accounting policy on the results and net assets on the current and previous financial years is disclosed in Note 18.

Comparative figures have been restated in the Consolidated Balance Sheet and related Notes.

(ix) Stocks
Stocks and work in progress are valued at the lower of cost and net realisable value. Cost includes an appropriate allocation of overheads.

1 Accounting policies *continued*

(x) Pensions and other post retirement benefits

Contributions to defined benefit pension plans are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The capital cost of *ex gratia* and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in plans, in the accounting period in which they are granted.

Contributions to defined contribution pension plans are charged to the profit and loss account in the period in which they become chargeable.

The pension cost figures used in these Accounts comply with the current pension cost accounting standard, SSAP 24 'Accounting for Pension Costs'.

Under the transitional arrangements permitted by FRS 17 'Retirement Benefits', the Group is required to disclose the information contained in Note 23, regarding the pension scheme and the figures that would have been disclosed under FRS 17 in the profit and loss account and balance sheet had FRS 17 been fully implemented.

(xi) Leased assets

Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

2 Segmental analysis by geographical area

	Turnover		Operating profit	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Europe	**102.8**	92.4	**19.0**	17.1
North America	**128.7**	163.1	**17.2**	39.9
International	**108.6**	70.3	**22.0**	16.5
	340.1	325.8	**58.2**	73.5
Gain on sale of tangible fixed assets			**3.0**	2.7
			61.2	76.2

Turnover to third parties by destination is not materially different from turnover to third parties by origin. In the opinion of the Directors, the supply of temporary power, temperature control, oil-free compressed air and related services constitutes one class of business.

	Net operating assets		Average number of employees	
	2002 £ million	2001 £ million	**2002 Number**	2001 Number
Europe	**115.8**	90.4	**849**	788
North America	**130.4**	171.4	**753**	857
International	**81.8**	73.4	**509**	390
	328.0	335.2	**2,111**	2,035

Reconciliation of net operating assets to net assets

	2002 £ million	2001 Restated (Note 18) £ million
Net operating assets	**328.0**	335.2
Net tax, dividends and interest payable/receivable	**(37.2)**	(39.8)
	290.8	295.4
Net debt	**(117.2)**	(133.2)
Net assets	**173.6**	162.2

3 Operating profit from continuing operations

	2002 £ million	2001 £ million
Turnover from continuing operations	**340.1**	325.8
Cost of sales	**(157.2)**	(131.0)
Gross profit from continuing operations	**182.9**	194.8
Distribution costs	**(92.8)**	(93.0)
Administrative expenses	**(31.9)**	(28.3)
Other operating income	**3.0**	2.7
Operating profit from continuing operations	**61.2**	76.2

4 Operating profit

Operating profit is stated after charging/(crediting):

	2002 £ million	2001 £ million
Depreciation of tangible fixed assets	**55.6**	52.2
Amortisation of goodwill	**0.2**	0.2
Gain on sale of tangible fixed assets	**(3.0)**	(2.7)
Operating leases:		
plant, equipment and vehicles	**5.3**	4.6
land and buildings	**3.7**	3.5
Auditors' remuneration:		
audit fees, including Company of £77,000 (2001 – £61,214)	**0.3**	0.3
non audit fees	**0.3**	0.3

Fees and expenses invoiced by the Auditors for non audit services include £81,208 (2001 – £121,000) payable in the UK.

5 Staff costs

	2002 £ million	2001 £ million
Wages and salaries	**60.9**	59.0
Social security costs	**6.3**	5.6
Other pension costs (Note 23)	**2.7**	2.5
	69.9	67.1

Full details of Directors' remuneration are set out in the Remuneration Report on page 31.

6 Net interest payable

	2002 £ million	2001 £ million
Interest payable on:		
Bank loans and overdrafts	**6.9**	9.7
Interest receivable on:		
Bank balances and deposits	**(0.8)**	(0.6)
	6.1	9.1

7 Tax on profit on ordinary activities

	2002 £ million	2001 £ million
Tax on profit on ordinary activities:		
UK Corporation tax	**12.2**	8.0
Double taxation relief	**(2.2)**	(0.6)
	10.0	7.4
Overseas taxation	**9.9**	15.2
(Over)/under provision in respect of prior years	**(0.6)**	2.2
	19.3	24.8
Deferred taxation (Note 18):		
UK	**0.5**	(0.7)
Overseas	**0.3**	0.7
	20.1	24.8

The current tax rate and effective tax rate on profit on ordinary activities for the year varied from the standard rate of UK Corporation tax as follows:

	2002 %	2001 %
Corporation tax	**30.0**	30.0
Effect of tax rate applied to overseas earnings	**3.7**	5.8
Permanent differences	**1.3**	1.4
Timing differences on UK capital allowances and depreciation	**1.7**	(2.7)
Adjustments in respect of prior years	**(1.6)**	2.5
Current effective tax rate	**35.1**	37.0
Effect of deferred tax	**1.4**	–
Total effective tax rate	**36.5**	37.0

8 Dividends

	2002 £ million	2002 per share (p)	2001 £ million	2001 per share (p)
Equity dividends (net):				
Interim	**5.9**	**2.20**	5.6	2.10
Proposed final	**9.0**	**3.35**	8.6	3.20
	14.9	**5.55**	14.2	5.30

9 Earnings per share

	2002 Earnings £ million	2002 Weighted average number of shares	2002 Per share amount (p)	2001 Earnings £ million	2001 Weighted average number of shares	2001 Per share amount (p)
Basic EPS:						
Earnings available to ordinary Shareholders	**35.0**	**268,354,934**	**13.03**	42.3	268,018,799	15.77
Effect of dilutive securities:						
Sharesave options – May 1998	**-**	**93,174**		–	512,669	
Executive options – September 1998	**-**	**-**		–	73,325	
Sharesave options – May 1999	**-**	**24,152**		–	228,938	
Executive options – September 1999	**-**	**-**		–	161,946	
Executive options – March 2000	**-**	**-**		–	54,657	
Sharesave options – April 2000	**-**	**-**		–	135,208	
Executive options – October 2001	**-**	**-**		–	21,309	
Executive options – September 2002	**-**	**5,796**		–	–	
Sharesave options – October 2002	**-**	**97,435**		–	–	
US Stock options – October 2002	**-**	**28,492**		–	–	
Diluted EPS	**35.0**	**268,603,983**	**13.02**	42.3	269,206,851	15.70

10 Profit of the Company

The result of the Group includes £36.5 million (2001 – £22.3 million) attributable to the Company. As permitted under Section 230 of the Companies Act 1985, the Company has not published a separate profit and loss account.

11 Intangible fixed assets

	Goodwill £ million
Cost:	
At 1 January 2002	4.5
Exchange differences	(0.5)
Acquisition	0.2
At 31 December 2002	**4.2**
Accumulated amortisation:	
At 1 January 2002	0.5
Charge for the year	0.2
At 31 December 2002	**0.7**
Net book values:	
At 31 December 2002	**3.5**
At 31 December 2001	4.0

12 Tangible fixed assets

	Group					Company
	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles plant and equipment £ million	Total £ million	Total £ million
Cost:						
At 1 January 2002	22.2	4.1	524.3	31.1	581.7	1.4
Reclassifications	–	–	(0.2)	0.2	–	–
Exchange differences	(1.7)	(0.1)	(19.4)	(1.1)	(22.3)	–
Additions	3.4	0.5	45.8	9.4	59.1	6.1
Disposals	–	–	(21.0)	(1.6)	(22.6)	–
At 31 December 2002	**23.9**	**4.5**	**529.5**	**38.0**	**595.9**	**7.5**
Accumulated depreciation:						
At 1 January 2002	5.9	1.4	253.4	20.5	281.2	0.5
Reclassifications	–	–	(0.2)	0.2	–	–
Exchange differences	(0.3)	–	(10.4)	(0.8)	(11.5)	–
Charge for the year	0.9	0.4	50.7	3.6	55.6	0.1
Disposals	–	–	(17.1)	(1.5)	(18.6)	–
At 31 December 2002	**6.5**	**1.8**	**276.4**	**22.0**	**306.7**	**0.6**
Net book values:						
At 31 December 2002	**17.4**	**2.7**	**253.1**	**16.0**	**289.2**	**6.9**
At 31 December 2001	16.3	2.7	270.9	10.6	300.5	0.9

The tangible fixed assets of the Company comprise vehicles and equipment. Included within Group and Company tangible fixed assets are assets in the course of construction totalling £6.7 million (2001 – £0.6 million) in relation to the Group's global information technology project.

13 Fixed asset investments

	Company £ million
Cost of investments in subsidiary undertakings:	
At 31 December 2002 and 2001	**53.0**

Details of the Company's principal subsidiary undertakings are set out in Note 25.

14 Stocks

	Group	
	2002 £ million	2001 £ million
Raw materials and consumables	**22.6**	23.4
Work in progress	**2.2**	1.7
	24.8	25.1

15 Debtors

	Group		Company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Trade debtors	**55.1**	49.5	**-**	-
Other debtors	**2.6**	2.5	**1.5**	-
Prepayments and accrued income	**6.2**	4.6	**0.1**	0.1
Amounts due from subsidiary undertakings	**-**	-	**270.2**	255.2
	63.9	56.6	**271.8**	255.3

16 Borrowings

	Group		Company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Net borrowings	**117.2**	133.2	**125.5**	151.7
Net borrowings are analysed as follows:				
Long-term borrowings:				
Loans	**123.2**	140.1	**123.2**	140.1
Total long-term borrowings	**123.2**	140.1	**123.2**	140.1
Short-term borrowings:				
Loans and overdrafts	**1.5**	3.0	**2.3**	11.8
Total short-term borrowings	**1.5**	3.0	**2.3**	11.8
Total borrowings	**124.7**	143.1	**125.5**	151.9
Liquid funds:				
Liquid resources	**(1.3)**	(1.8)	**-**	(0.2)
Cash at bank and in hand	**(6.2)**	(8.1)	**-**	-
Net borrowings	**117.2**	133.2	**125.5**	151.7

Liquid resources comprise term deposits of less than one year.

16 Borrowings continued

(i) Short-term debtors and creditors

With the exception of the currency exposures at (viii), short-term debtors and creditors have been excluded from all of the following disclosures.

(ii) Interest rate risk profile of financial liabilities

The interest rate risk profile of the Group's financial liabilities at 31 December 2002, after taking account of the interest rate swaps used to manage the interest profile, was:

Currency:	Floating rate £ million	Fixed rate £ million	Total £ million	Fixed rate liabilities: Weighted average interest rate %	Fixed rate liabilities: Weighted average period for which rate is fixed Years
Sterling	34.5	15.0	49.5	4.5	1.0
US Dollar	22.8	35.2	58.0	3.4	0.8
Euro	4.2	13.0	17.2	2.9	2.0
At 31 December 2002	**61.5**	**63.2**	**124.7**		
Sterling	25.1	30.0	55.1	6.2	1.0
US Dollar	16.0	48.3	64.3	6.3	1.0
Euro	0.2	23.5	23.7	5.7	1.0
At 31 December 2001	41.3	101.8	143.1		

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance. The principal benchmark rates for floating rate financial liabilities are the relevant LIBOR (London Interbank Offered Rate) rates for sterling, US dollars and euros and liabilities are normally fixed in advance for periods between one and three months.

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liabilty, such as tax balances.

The effect of the Group's interest rate swaps is to classify £63.2 million (2001 – £101.8 million) of borrowings in the above table as fixed rate.

(iii) Interest rate risk of financial assets

Currency:	Cash at bank and in hand £ million	Short-term deposits £ million	Total £ million
Sterling	0.4	–	0.4
US Dollar	1.7	0.2	1.9
Euro	1.9	–	1.9
Other currencies	2.2	1.1	3.3
At 31 December 2002	**6.2**	**1.3**	**7.5**
Sterling	0.6	0.5	1.1
US Dollar	3.3	0.6	3.9
Euro	2.1	–	2.1
Other currencies	2.1	0.7	2.8
At 31 December 2001	8.1	1.8	9.9

All of the above cash and short-term deposits are floating rate and earn interest based on relevant national LIBID (London Interbank Bid Rate) equivalents or government bond rates.

(iv) Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2002 was as follows:

	2002 £ million	2001 £ million
Within 1 year, or on demand	**1.5**	3.0
Between 1 and 2 years	**–**	–
Between 2 and 5 years	**123.2**	140.1
	124.7	143.1

16 Borrowings *continued*

(v) Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2002 in respect of which all conditions precedent had been met at that date:

	2002 £ million	2001 £ million
Expiring within 1 year	**-**	–
Expiring between 1 and 2 years	**-**	–
Expiring between 2 and 5 years	**76.8**	59.9
	76.8	59.9

All facilities incur commitment fees at market rates.

(vi) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 31 December 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2002		2001	
	Book value £ million	**Fair value £ million**	Book value £ million	Fair value £ million
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	**(1.5)**	**(1.5)**	(3.0)	(3.0)
Long-term borrowings	**(123.2)**	**(123.2)**	(140.1)	(140.1)
Short-term deposits	**1.3**	**1.3**	1.8	1.8
Cash at bank and in hand	**6.2**	**6.2**	8.1	8.1
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	**-**	**(0.7)**	–	(0.1)

(vii) Summary of methods and assumptions

Interest rate swaps and forward foreign currency contracts

Fair value is based on market price of these instruments at the balance sheet date.

Short-term deposits and borrowings

The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

Long-term borrowings

In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

(viii) Currency exposures

As explained in the financial review on pages 15 to 17, to mitigate the effect of the currency exposures arising from its net investments overseas the Group borrows in the local currencies of its main operating units. Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which Group companies have net monetary assets in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

16 Borrowings continued

	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2002 Total £ million
Net foreign currency monetary assets/(liabilities)					
Functional currency of Group operation:					
Sterling	–	–	0.6	1.4	2.0
US Dollar	–	–	–	–	–
Euro	–	–	–	–	–
Other currencies	–	0.6	–	–	0.6
At 31 December 2002	**–**	**0.6**	**0.6**	**1.4**	**2.6**

	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2001 Total £ million
Sterling	–	0.5	1.5	0.2	2.2
US Dollar	(0.3)	–	–	–	(0.3)
Euro	(0.1)	–	–	–	(0.1)
Other currencies	(0.1)	(0.4)	–	0.8	0.3
At 31 December 2001	(0.5)	0.1	1.5	1.0	2.1

(ix) Hedges

As explained in the financial review on pages 15 to 17, the Group's policy is to hedge the following exposures:

Interest rate risk – using interest rate swaps.

Currency risk – using forward foreign currency contracts for foreign currency debtors and creditors. Forward foreign currency contracts are also used for currency exposures on contracted sales and committed purchases.

The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on maturity of the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	2002 Total gains/ (losses) £ million	2001 Total gains/ (losses) £ million
Unrecognised losses on hedges at 1 January 2002	**(0.1)**	(0.7)
Arising in previous years recognised in 2002 income	**0.1**	0.7
Gains/(losses) arising before 1 January 2002 that were not recognised in 2002	**–**	–
Losses arising in 2002 that were not recognised in 2002	**(0.7)**	(0.1)
Unrecognised losses on hedges at 31 December 2002	**(0.7)**	(0.1)

The above unrecognised losses are expected to be recognised in 2003 income.

(x) Financial instruments held for trading purposes

The Group does not trade in financial instruments.

17 Other creditors: amounts falling due within one year

	Group		Company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Trade creditors	**16.3**	14.6	**–**	–
Other taxation and social security payable	**3.5**	3.3	**–**	–
Other creditors	**6.6**	10.3	**–**	–
Accruals and deferred income	**26.8**	23.3	**3.0**	2.6
Corporation tax	**5.7**	6.9	**–**	0.2
Dividends payable	**9.0**	8.6	**9.0**	8.6
Amounts owed to subsidiary undertakings	**–**	–	**94.8**	68.1
	67.9	67.0	**106.8**	79.5

18 Provisions for liabilities and charges

	Group		Company	
	2002	2001	**2002**	2001
	£ million	£ million	**£ million**	£ million
Deferred taxation:				
At 1 January – as previously stated	**23.8**	15.2	**-**	(0.1)
Prior year adjustment for FRS 19	**-**	8.1	**-**	-
At 1 January – as restated	**23.8**	23.3	**-**	(0.1)
Currency retranslation	**(1.9)**	0.5	**-**	-
Profit and loss account (Note 7)	**0.8**	–	**0.5**	0.1
	22.7	23.8	**0.5**	-

FRS 19 'Deferred Tax' which was issued on 7 December 2000 and is mandatory for accounting periods ending on or after 23 January 2002, requires full provision to be made for deferred tax assets and liabilities, subject to certain exceptions. Previously deferred tax was provided for in respect of timing differences to the extent that it was probable that a liability would crystalise in the foreseeable future. FRS 19 has been applied in preparing these Accounts and comparative figures have been restated in the Consolidated Balance Sheet and related Notes. The effect on the Group's previously reported net assets is as follows:

Net assets	31 Dec 2001 £ million
As previously reported	170.3
Effect of implementing new accounting policy	(8.1)
As restated	162.2

The change in accounting policy, has no effect on the prior period results and has no effect on the profit for the year ended 31 December 2002.

19 Called up share capital

	2002 Number	**2002 £000**	2001 Number	2001 £000
Authorised:				
Ordinary shares of 20 pence each	**349,750,010**	**69,950**	349,750,010	69,950
Redeemable preference shares of 25 pence each	**199,998**	**50**	199,998	50
		70,000		70,000
Allotted, called up and fully paid:				
Ordinary shares of 20 pence each	**267,830,913**	**53,566**	268,390,336	53,678
Redeemable preference shares of 25 pence each	**-**	**-**	–	-
		53,566		53,678

During the year 40,577 Ordinary shares of 20 pence each have been issued at prices ranging from £1.53 to £3.07 to satisfy the exercise of options under the Executive Share Option Schemes and Savings-Related Share Option Schemes ('Sharesaves') by eligible employees. In addition, 600,000 ordinary shares of 20 pence each were purchased for cancellation at a price of £1.20 per share during the year.

Details of outstanding options to subscribe for the Company's Ordinary shares are set out in Note 26.

20 Reserves

	Group				Company			
	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million
At 1 January 2002 – as originally stated	5.6	–	113.8	(2.8)	5.6	–	18.7	–
Prior year adjustment for FRS 19 (Note 18)	–	–	(8.1)	–	–	–	–	-
At 1 January 2002 – restated	5.6	–	105.7	(2.8)	5.6	–	18.7	-
Premium on issue of shares	0.1	–	–	–	0.1	–	–	–
Share buy-back (including costs)	–	0.1	(0.7)	–	–	0.1	(0.7)	–
Retained profit for the financial year	–	–	20.1	–	–	–	21.6	–
Other recognised losses	–	–	–	(8.1)	–	–	–	(0.1)
Transfer of realised exchange losses	–	–	–	–	–	–	(0.1)	0.1
At 31 December 2002	**5.7**	**0.1**	**125.1**	**(10.9)**	**5.7**	**0.1**	**39.5**	**-**

21 Reconciliation of movements in Shareholders' funds

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Group:						
Profit for the financial year	–	–	–	35.0	–	35.0
Dividends	–	–	–	(14.9)	–	(14.9)
Other recognised losses	–	–	–	–	(8.1)	(8.1)
New share capital subscribed	–	0.1	–	–	–	0.1
Share buy-back (including costs)	(0.1)	–	0.1	(0.7)	–	(0.7)
Net movement in Shareholders' funds	(0.1)	0.1	0.1	19.4	(8.1)	11.4
Opening Shareholders' funds (as adjusted for implementation of FRS 19 'Deferred Tax')	53.7	5.6	–	105.7	(2.8)	162.2
Closing Shareholders' funds	**53.6**	**5.7**	**0.1**	**125.1**	**(10.9)**	**173.6**

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Company:						
Profit for the financial year	–	–	–	36.5	–	36.5
Dividends	–	–	–	(14.9)	–	(14.9)
Other recognised losses	–	–	–	–	(0.1)	(0.1)
Transfer of realised exchange losses	–	–	–	(0.1)	0.1	–
New share capital subscribed	–	0.1	–	–	–	0.1
Share buy-back (including costs)	(0.1)	–	0.1	(0.7)	–	(0.7)
Net movement in Shareholders' funds	(0.1)	0.1	0.1	20.8	–	20.9
Opening Shareholders' funds	53.7	5.6	–	18.7	–	78.0
Closing Shareholders' funds	**53.6**	**5.7**	**0.1**	**39.5**	**–**	**98.9**

22 Financial commitments

	Group 2002 £ million	Group 2001 £ million
Capital expenditure: contracted but not provided for	**13.4**	10.5
Annual commitments under operating leases are analysed as follows:		
Land and buildings:		
Expiring in the first year	**0.9**	0.8
Expiring in the second to fifth years	**3.0**	3.1
Expiring after the fifth year	**0.7**	0.6
	4.6	4.5
Plant, equipment and vehicles:		
Expiring in the first year	**1.2**	0.9
Expiring in the second to fifth years	**4.3**	2.9
	5.5	3.8

Financial instruments

Details of commitments in respect of financial instruments are disclosed in Note 16.

23 Pension commitments

United Kingdom

The Group operates a pension scheme for UK employees. The Aggreko plc Pension Scheme ('the Scheme') is a funded, contributory, defined benefit scheme. Assets are held separately from those of the Group under the control of individual Trustees. The Scheme is subject to valuations at intervals of not more than three years by independent actuaries.

A valuation of the Scheme was carried out as at 31 December 2000 using the projected unit method to determine the level of contributions to be made by the Group. The actuaries have adopted a valuation basis linked to market conditions at the valuation date. Assets have been taken at market value. The principal actuarial assumptions used were:

Return on investments	6.5%
Growth in average pay levels	4.5%
Increase in pensions	2.5%

At the valuation date, the market value of the Scheme's assets was £15,395,011. The assessed value of these assets was sufficient to cover 104% of the benefits that had accrued to members, after making allowance for future increases in earnings.

The surplus of assets is being amortised over 15 years, the average remaining service lifetime of the members.

The pension cost attributable to Aggreko Group employees in the UK for 2002 was £1.4 million (2001 – £1.1 million).

Overseas

Pension arrangements for overseas employees vary, and schemes reflect best practice and regulation in each particular country. The charge against profit is the amount of contribution payable to the pension scheme in respect of the accounting period. The pension cost attributable to overseas employees for 2002 was £1.3 million (2001 – £1.4 million).

FRS 17 'Retirement Benefits'

Under the transitional arrangements allowed by FRS17, the Group is required to disclose the following information about the scheme and the figures that would have been shown in the profit and loss account and balance sheet had FRS 17 been fully implemented.

The Group operates a defined benefit scheme in the UK. The defined benefit scheme was closed to new employees joining the Group after 1 April 2002. A full actuarial valuation was carried out at 31 December 2000 and was updated to 31 December 2002 by a qualified independent actuary. The major assumptions used in this update by the actuary were:

	31 Dec 2002	31 Dec 2001
Rate of increase in salaries	**3.8%**	4.0%
Rate of increase in deferred payments	**2.3%**	2.5%
Rate of increase in pensions payment	**2.3%**	2.5%
Discount rate	**5.8%**	6.0%
Inflation assumption	**2.3%**	2.5%

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2002	**Value at 31 Dec 2002 £ million**	Long-term rate of return expected at 31 Dec 2001	Value at 31 Dec 2001 £ million
Equities	**8.5%**	**6.6**	8.0%	9.2
Gilts	**4.5%**	**0.8**	5.0%	2.3
Bonds	**5.8%**	**0.7**	6.0%	0.5
Other	**6.0%**	**-**	6.0%	0.1
Total		**8.1**		12.1

23 Pension commitments continued

The following amounts at 31 December 2002 and 31 December 2001 were measured in accordance with the requirements of FRS 17:

	Value at 31 Dec 2002 £ million	Value at 31 Dec 2001 £ million
Total market value of assets	**8.1**	12.1
Present value of scheme liabilities	**(14.6)**	(15.9)
Deficit in the scheme	**(6.5)**	(3.8)
Related deferred tax asset	**2.0**	–
Net pension liability	**(4.5)**	(3.8)

For the year to 31 December 2002 the Group has agreed with the Trustees to pay a contribution of 14.1% of pensionable salaries. It has been agreed with the Trustees that contributions will increase to 17.5% of pensionable salaries plus insurance from 1 January 2003.

If the above amounts had been recognised in the Accounts, the Group's net assets and profit and loss account reserve at 31 December 2002 and 31 December 2001 would have been as follows:

	31 Dec 2002 £ million	31 Dec 2001 Restated (Note 18) £ million
Net assets excluding pension liability	**173.6**	162.2
Pension liability	**(4.5)**	(3.8)
Net assets including pension liability	**169.1**	158.4
Profit and loss account reserve excluding pension liability	**125.1**	105.7
Pension liability	**(4.5)**	(3.8)
Profit and loss account reserve including pension liability	**120.6**	101.9

The following amounts would have been recognised in the performance statements in the year to 31 December 2002 under the requirements of FRS 17:

Operating profit	
Current service cost	1.6
Total operating charge	1.6
Other finance income	
Expected return on pension scheme assets	(0.9)
Interest on pension scheme liabilities	0.9
Net return	–
Group statement of total recognised gains and losses (STRGL)	
Actual return less expected return on pension scheme assets	(2.5)
Experience gains and losses arising on the scheme liabilities	(0.1)
Actuarial loss recognised in STRGL	(2.6)
Movement in deficit during the year	
Deficit in scheme at beginning of the year	(3.8)
Movement in year:	
Current service cost	(1.6)
Contributions	1.5
Actuarial loss	(2.6)
Deficit in scheme at end of the year	(6.5)

23 Pension commitments *continued*

Details of experience gains and losses for the year to 31 December 2002

Difference between the expected and actual return on scheme assets:	
Amount (£ million)	(2.5)
Percentage of scheme assets	31%
Experience gains and losses on scheme liabilities:	
Amount (£ million)	(0.1)
Percentage of the present value of the scheme liabilities	1%
Total amount recognised in statement of total recognised gains and losses:	
Amount (£ million)	(2.6)
Percentage of the present value of the scheme liabilities	18%

24 Related party transactions

During 2001, a subsidiary undertaking purchased manufacturing supplies to the value of £590,917 from the JBD Holdings Ltd group, a group in which Mr D J Yorke held a beneficial interest of 30%. The balance owed to the JBD Holdings Ltd group as at 31 December 2001 was £85,375. Mr D J Yorke retired as a director of Aggreko plc on 25 April 2001. There were no related party transactions in 2002.

25 Significant investments

The principal subsidiary undertakings of Aggreko plc at the year end, and the main countries in which they operate, are shown below. All companies are wholly owned and, unless otherwise stated, incorporated in Great Britain or in the principal country of operation and are involved in the supply of temporary power, temperature control, oil-free compressed air and related services.

All shareholdings are of ordinary shares or other equity capital.

Aggreko Holdings Limited†	UK
Aggreko UK Limited	UK
Aggreko International Projects Limited	UK
Aggreko Euro Holdings BV†	Netherlands
Aggreko Americas Holdings BV†	Netherlands
Aggreko Rest of World Holdings BV†	Netherlands
Aggreko USA LLC	USA
Aggreko LLC	USA
Aggreko Holdings Inc.†	USA
Aggreko Investments BV†	Netherlands
Aggreko Nederland BV	Netherlands
Aggreko Belgium NV	Belgium
Aggreko Deutschland GmbH	Germany
Aggreko Norway AS	Norway
Aggreko France SARL	France
Aggreko Iberia SA	Spain
Aggreko Sverige AB	Sweden
Aggreko (Singapore) PTE Limited	Singapore
Aggreko Generators Rentals Pty Limited	Australia
Aggreko (Middle East) Limited	Middle East*
Aggreko Canada, Inc.	Canada
Aggreko SA de CV	Mexico
Aggreko (NZ) Limited	New Zealand
Aggreko Uruguay SA	Uruguay

*Registered in Cyprus

†*Intermediate holding companies*

Other subsidiary undertakings, whilst included in the consolidated Accounts, are not material.

26 Employee share options

Options outstanding over Ordinary shares as at 31 December 2002 (including those of the Executive Directors), together with the exercise prices and dates of exercise, are as follows:

	Price per share (£)	Exercise date	2002 Number	2001 Number
Sharesave – May 1998	**1.53**	**May 2003**	**312,741**	586,132
Sharesave – May 1999	**1.69**	**May 2002**	**-**	165,621
	1.69	**May 2004**	**96,791**	213,593
Executive Share Option Scheme – September 1999	**2.94**	**September 2002**	**438,375**	521,385
Executive Share Option Scheme – March 2000	**3.30**	**March 2003**	**204,139**	241,639
Sharesave – April 2000	**2.47**	**April 2003**	**56,177**	173,713
	2.47	**April 2005**	**47,311**	147,585
Executive Share Option Scheme – August 2000	**4.28**	**August 2003**	**732,329**	762,481
Executive Share Option Scheme – March 2001	**4.575**	**March 2004**	**480,670**	495,747
Executive Share Option Scheme – August 2001	**4.37**	**August 2004**	**613,671**	625,685
Sharesave – October 2001	**3.07**	**October 2004**	**111,280**	485,011
	3.07	**October 2006**	**56,551**	184,329
Executive Share Option Scheme – March 2002	**2.845**	**March 2005**	**142,517**	–
Executive Share Option Scheme – September 2002	**1.28**	**September 2005**	**3,028,213**	–
US Stock Option Plan – October 2002	**1.07**	**October 2004**	**563,672**	–
Sharesave – October 2002	**1.05**	**October 2005**	**1,487,591**	–
	1.05	**October 2007**	**297,920**	–
			8,669,948	4,602,921

Notice is hereby given that the Annual General Meeting of Aggreko plc (the 'Company') will be held at the Hilton Hotel, 1 William Street, Glasgow on Wednesday 30 April 2003 at 11am.

Agenda

Routine Business

Resolution 1
To receive the reports of the Directors and Auditors and to adopt the Company's accounts for the year ended 31 December 2002.

Resolution 2
To approve the Remuneration Report for the year ended 31 December 2002.

Resolution 3
To declare a final dividend on the ordinary shares.

Resolution 4
To re-elect Mr A C Salvesen.

Resolution 5
To re-elect Mr A G Cockburn.

Resolution 6
To elect Mr R V McGlone.

Special Notice is given in accordance with Sections 379 and 388(3), Companies Act 1985 of the following ordinary resolution:

Resolution 7
To re-appoint PricewaterhouseCoopers LLP as auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company, and to authorise the Directors to fix their remuneration.

Special Business

To consider resolutions 8, 9 and 10 as ordinary resolutions:

Resolution 8
That the limit on the aggregate amount of fees that may be paid by the Company to the Directors for their services as set out in article 96 of the Company's Articles of Association be and is hereby increased from £200,000 to £300,000 per annum.

Resolution 9
That the Directors be and are hereby authorised to amend the Aggreko Approved and Non-Approved Executive Share Option Schemes 1997 in the manner described on page 23 of the 2002 Annual Report and Accounts.

Resolution 10
The Board of Directors of the Company (the 'Directors') be and they are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the 'Act')) up to an aggregate nominal amount of £16,380,000, PROVIDED THAT this authority (unless previously revoked or renewed) shall expire on the earlier of 29 April 2008 and the conclusion of the Annual General Meeting of the Company held in 2008 (save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired) and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 80 of the Act.

To consider resolutions 11 and 12 as special resolutions:

Resolution 11
The Board of Directors of the Company (the 'Directors') be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (as defined in Section 94(2) of the Act) for cash, pursuant to the authority conferred by the resolution proposed as Resolution 10 in the Notice convening the meeting at which this resolution is proposed, as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) The allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) The allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £2,678,000; and

shall expire on the earlier of 29 July 2004 and the conclusion of the Annual General Meeting of the Company held in 2004, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

Resolution 12
The Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 20 pence each in the Company ('Ordinary Shares') PROVIDED THAT:

(i) the maximum number of Ordinary Shares hereby authorised to be acquired is 26,780,000;

(ii) the maximum price which may be paid for any such Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased and the minimum price which may be paid for any such share is 20 pence (in each case exclusive of associated expenses); and

(iii) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of this resolution, whichever is the earlier; but a contract of purchase may be made before such expiry which will or may be completed wholly or partly thereafter, and a purchase of Ordinary Shares may be made in pursuance of any such contract.

By order of the Board

A Paul Allen
Secretary
17 March 2003

Any Shareholder entitled to attend and vote at this meeting may appoint one or more proxies, who need not be Shareholders of the Company, to attend and, on a poll, vote on his/her behalf. To be effective, the enclosed form of proxy, together with any power of attorney or other authority under which it is signed or a certified copy thereof, should be lodged at the office of the Company's Registrars not later than 48 hours before the time of the meeting. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

The following documents will be available for inspection at the registered office of the Company during business hours from the date of this notice until the date of the Annual General Meeting and on that day at the Hilton Hotel, 1 William Street, Glasgow from 10.45 am until the conclusion of the meeting.

1. The register of interests of Directors and of their families (where relevant) in the share capital of the Company during the year.

2. Copies of all contracts of service under which Directors are employed by the Company or any of its subsidiary undertakings.

3. Copies of the rules of the Executive Share Option Schemes in their proposed amended form.

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £10. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases). Please note that this service is only available for dealing by post.

Payment of Dividends by BACS

Many Shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to Shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the Shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid direct to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in May.

Online Shareholder Services

Shareholders may wish to take advantage of the 'Online' enquiry service offered by the Registrar. This service allows the Shareholder to access his own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an 'Information Zone' which provides answers to many questions frequently asked by Shareholders.

Officers and Advisers

Secretary and Registered Office

A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. 177553

Registrars and Transfer Office

Capita IRG Plc
Balfour House
390/398 High Road
ILFORD
Essex IG1 1NQ
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers

Cazenove – London
Hoare Govett Limited – London

Auditors

PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	Year ended 31 December 2002	6 months ending 30 June 2003
Results announced	27 February 2003	Late August 2003
Report posted	18 March 2003	Early September 2003
Annual General Meeting	30 April 2003	
Ex-dividend date	23 April 2003	Late October 2003
Dividend record date	25 April 2003	Late October 2003
Dividend payment date	23 May 2003	Late November 2003

Year ended	Dec 98	Dec 99	Dec 00	Dec 01	Dec 02
Turnover £ million	178.9	226.0	279.5	325.8	**340.1**
Trading profit £ million*	42.3	53.7	66.8	73.5	**58.2**
Trading margin %	23.6	23.8	23.9	22.6	**17.1**
Interest £ million	(6.1)	(5.8)	(8.0)	(9.1)	**(6.1)**
Profit before tax £ million	39.3	51.3	60.8	67.1	**55.1**
Diluted earnings per share pence	9.48	12.27	14.40	15.70	**13.02**
Net operating assets £ million	186.4	226.4	284.5	335.2	**328.0**
Net debt £ million	(83.1)	(94.8)	(116.2)	(133.2)	**(117.2)**
Shareholders' funds £ million**	72.8	95.5	131.0	162.2	**173.6**
Return on average net operating assets %	26.6	27.7	26.9	24.6	**18.4**

*Trading profit represents operating profit before gain on sale of tangible fixed assets

**Prior year figures have been restated for the change in accounting policy in 2002 relating to deferred tax following inplementation of FRS 19.





Designed and produced by Tayburn Corporate



HEAD OFFICE
AGGREKO PLC
121 WEST REGENT STREET
GLASGOW G2 2SD
UNITED KINGDOM
TELEPHONE 0141 225 5900
FAX 0141 225 5949

www.aggreko.com